82-15661



恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT COMPANY LIMITED







中期報告 Interim Report 2005/06

dlw 5/19

STOCK CODE: 0012

HENDERSON LAND DEVELOPMENT COMPANY LIMITED

Interim Results and Dividend

The Board of Directors announces that for the six months ended 31st December, 2005, the unaudited consolidated net profit of the Group attributable to equity shareholders amounted to HK$7,649 million and earnings per share was HK$4.22. This profit figure included a revaluation surplus on investment properties net of deferred tax of HK$5,300 million and represents an increase of HK$5,861 million or 328% over the restated consolidated net profit for the same period in the previous financial year.

If the revaluation surplus on investment properties net of deferred tax were not to be taken into account, the underlying net profit for the period would be HK$2,358 million, showing an increase of HK$1,072 million over the restated underlying net profit of HK$1,286 million for the same period in the previous financial year. Underlying earnings per share was HK$1.29, representing an increase of 83% over that for the same period in the previous financial year. The increase was mainly attributed to the completion of the entire "Grand Promenade" development project during the period under review which accounted for an after-tax profit of HK$600 million and the net non-operating income of HK$651 million from the privatisation of Henderson China and Henderson Cyber.

The Board has resolved to pay an interim dividend of HK$0.40 per share to shareholders whose names appear on the Register of Members of the Company on 26th April, 2006.

Closing of Register of Members

The Register of Members of the Company will be closed from Monday, 24th April, 2006 to Wednesday, 26th April, 2006, both days inclusive, during which period no requests for the transfer of shares will be accepted. In order to qualify for the interim dividend, all transfers of shares accompanied by the relevant share certificates and transfer forms must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Friday, 21st April, 2006. Warrants for the interim dividend will be sent to shareholders on or before Friday, 28th April, 2006.

Management Discussion and Analysis

BUSINESS REVIEW

Property Sales

The Hong Kong economy continued to perform well leading to notable improvement in local employment and robust retail trade as well as a boost in consumer spending and home buyers' confidence. In the local property market, sales turnover remained active. For the six months ended 31st December, 2005, the Group sold and pre-sold a total of approximately 600 residential units generating sales revenues of approximately HK$2,800 million attributable to the Group. In particular, the launch of the Group's development projects, namely, "CentreStage" on Hollywood Road, "Royal Green — Block 3" on Ching Hiu Road and "Royal Terrace" in North Point all recorded satisfactory results.

During the period under review, property turnover totalling HK$403 million was recorded in respect of the sales of the completed units of "Royal Terrace", "9 Durham Road" and "Metro Harbour View". Coupled with full completion of the "Grand Promenade" which is a large-scale waterfront joint venture development project, this resulted in an increase in the total sales revenue recorded by the Group during the period under review as compared to that reported in the same period of the previous financial year.

The following development projects were completed in the period under review:

	Location	Site Area (sq.ft.)	Gross Floor Area (sq.ft.)	Land-Use Purpose	Group's Interest (%)	Group's Interest Gross Floor Area (sq.ft.)
1.	38 Tai Hong Street, Sai Wan Ho (Grand Promenade - Towers 1 & 6)	131,321 (Note)	564,375	Residential	63.82	360,184
2.	51 Man Tung Road, Tung Chung (Novotel Citygate)	358,560	236,720	Hotel	20.00	47,344
						407,528

Note: The site area for the whole of Grand Promenade is 131,321 sq.ft.

Pre-sale/sale of completed properties and projects under construction:

	Location	Site Area (sq.ft.)	Gross Floor Area (sq.ft.)	Land-Use Purpose	Group's Interest (%)	No. of Residential Units Unsold & Pending Sale as at Period End	Approximate Gross Area of Remaining Unsold Units (sq.ft.)
(1)	**Completed property units pending sale:**						
1.	28 Lo Fai Road, Tai Po (Casa Marina I)	283,200	226,561	Residential	100.00	48	164,667
2.	1 Lo Ping Road, Tai Po (Casa Marina II)	228,154	182,545	Residential	100.00	48	145,849
3.	1-98 King's Park Hill Road (King's Park Hill)	168,392	241,113	Residential	62.44	38	89,771
4.	3 Seymour Road (Palatial Crest)	17,636	185,295	Commercial/ Residential	63.35	24	29,715
5.	8 Hung Lai Road (Royal Peninsula)	162,246	1,478,552	Residential	50.00	39	48,501
6.	99 Tai Tong Road, Yuen Long (Sereno Verde & La Pradera)	380,335	1,141,407	Residential	44.00	14	12,355
7.	933 King's Road (Royal Terrace)	16,744	138,373	Commercial/ Residential	100.00	24	19,795
8.	Tseung Kwan O Town Lot Nos. 57 and 66 (Park Central - Phases 1 & 2)	359,883	2,932,813	Commercial/ Residential	24.63	56	46,461
9.	8 Fuk Lee Street (Metro Harbour View - Phases 1 & 2)	228,595	1,714,463	Residential	73.02	300	170,773
10.	3 Kwong Wa Street (Paradise Square)	17,297	159,212	Commercial/ Residential	100.00	58	37,128
11.	38 Tai Hong Street, Sai Wan Ho (Grand Promenade)	131,321	1,410,629	Residential	63.82	559	579,767

	Location	Site Area (sq.ft.)	Gross Floor Area (sq.ft.)	Land-Use Purpose	Group's Interest (%)	No. of Residential Units Unsold & Pending Sale as at Period End	Approximate Gross Area of Remaining Unsold Units (sq.ft.)
12.	39 Taikoo Shing Road (Splendid Place)	10,405	86,023	Commercial/ Residential	75.00	15	10,180
13.	Park Central - Phase 3 (Central Heights)	39,148	319,066	Residential	25.00	218	197,020
14.	18 Ching Hiu Road, Sheung Shui (Royal Green - Phase 1)	97,133 (Note)	320,262	Residential	45.00	211	144,669
					No. of Units:	**1,652**	**1,696,651**

	Location	Site Area (sq.ft.)	Gross Floor Area (sq.ft.)	Land-Use Purpose	Group's Interest (%)	No. of Residential Units included	Approximate Gross Area (sq.ft.)
(2)	**Projects under construction offered for pre-sale and projects pending sale:**						
	(A) Projects under construction offered for pre-sale						
1.	108 Hollywood Road and 1-17 Bridges Street (CentreStage)	26,903	276,846	Commercial/ Residential	100.00	60	89,902
2.	18 Ching Hiu Road, Sheung Shui (Royal Green — Phase 2)	97,133 (Note)	165,405	Residential	45.00	187	152,712
	(B) Projects pending sale						
3.	250 Shau Kei Wan Road (Scenic Horizon)	6,808	54,810	Commercial/ Residential	18.13	100	54,810
4.	1 High Street	7,958	63,633	Residential	100.00	95	63,633
5.	38 San Ma Tau Street, To Kwa Wan (Grand Waterfront)	130,523	1,109,412	Commercial/ Residential	47.18	1,782	1,109,412
6.	8 Fuk Hang Tsuen Road, Tuen Mun (The Sherwood)	396,434	836,868	Commercial/ Residential	100.00	1,576	836,868
7.	Tai Po Town Lot No. 161 sea view villas	982,194	1,164,111	Residential	90.10	535	1,164,111
8.	50 Tan Kwai Tsuen, Yuen Long	54,487	54,487	Residential	100.00	119	54,487
				No. of Units:		**4,454**	**3,525,935**
				Total Saleable Units:		**6,106**	**5,222,586**

Note: The total site area for the whole of Phase 1 and Phase 2 of the "Royal Green" is 97,133 sq.ft.

Landbank

The Group seeks to replenish its land bank through various means. During the interim period under review, a number of agricultural land lots in the New Territories were acquired which amounted to a total site area of approximately 1.6 million sq.ft. In addition, the Group purchased a property site located at Nos. 14-30 King Wah Road, North Point and application has been made for development of this site into a residential-cum-retail project amounting to 254,000 sq.ft. in total gross floor area.

In addition, the Group continued its efforts to actively negotiate with the Government in connection with land use conversion and in the fixing of land-use conversion premium. In respect of the agricultural land plots located at Fanling Sheung Shui Town Lot No. 229, Ng Uk Tsuen, discussion is being held with the Government regarding the conversion premium for increasing the total gross residential floor area of this site to approximately 230,000 sq.ft. in total gross floor area attributable to the Group. Further, the Group has reached an agreement with the Government this month on the land premium for the hotel development site at Nos. 165-167 Wai Yip Street, Kwun Tong which will, upon completion, produce a total gross floor area of 241,000 sq.ft.

As at the end of the period under review, the total development land bank attributable to the Group amounted to approximately 18.2 million sq.ft. in gross floor area and the Group also held agricultural land lots of approximately 28.4 million sq.ft. in total land area.

West Kowloon Cultural District Project

In 2004, the Group, through a wholly-owned subsidiary World City Culture Park Limited, submitted a proposal to the Hong Kong Government for the development of the West Kowloon Cultural District Project. As the Government had subsequently imposed additional conditions on all the proponents, the Group considered that the viability was adversely affected and expressed its view to the Government. With the Government's recent decision to review the mode of development for the entire project, the Group will follow closely the outcome of the review.

Property Rental

During the period under review, total gross rental income of the Group including attributable contributions from rental properties of subsidiaries and jointly controlled entities amounted to approximately HK$1,293 million, showing an increase of 6.5% as compared with the corresponding period of the previous financial year. As at the end of the period under review, the total attributable gross floor area of the Group's rental portfolio amounted to approximately 8 million sq.ft. Average occupancy level of the core rental properties stood at 96% during the first half of the current financial year.

The improvement in employment rate and anticipated general salary increase have strengthened consumer confidence. The opening of Disneyland has led to continued increases in tourist arrivals from the Mainland and further boosted the demand for retail shop spaces. As a result, the Group recorded satisfactory increase both in rental and occupancy rates of its core retail properties. To capture higher rental yield, the Group will continue to renovate and upgrade the tenant mix of its shopping arcades. Renovation work for one of these properties, namely, the Shatin Plaza, was completed and this has led to increase recorded both in pedestrian flow as well as in sales turnovers of the tenants. It is anticipated that upward adjustment in rental rate for this shopping plaza will continue.

Following the completion of the Four Seasons Hotel and the luxurious serviced suites of Four Seasons Place, development of the entire International Finance Centre project was completed in September 2005 and the project has become a new landmark in Hong Kong. The period under review recorded great demand for Grade A offices due to expansion of business by investment banks and firms offering professional services. Demand for prime quality retail shops also increased as many retail businesses targeting high-spending customers seek more retail space. The office towers and the shopping arcade of the International Finance Centre became almost fully let as a result. In addition, the newly completed Four Seasons Hotel and Four Seasons Place which provide 399 and 519 luxury suites respectively will generate a diversified source of income to the Group.

Construction and Property Management

Due to the completion of construction contracts undertaken by the construction arm of the Group during the period under review relating to large-scale development projects, namely, the Grand Promenade in Sai Wan Ho and the Novotel Citygate in Tung Chung, turnover of this business segment of the Group amounted to HK$741 million, representing a substantial increase of 150% over the turnover figure of HK$296 million recorded for the corresponding period in the previous financial year.

The Group has received numerous awards for its construction projects and was also awarded the Tien-Yow Jeme Civil Engineering Awards for the Two International Finance Centre of 88 storeys in height. This latter-mentioned award is endorsed by the Ministry of Science and Technology as well as the Ministry of Construction in the Mainland and is the highest award granted in the Mainland for outstanding construction work undertaken in the civil engineering field.

Subsidiaries of the Group, Hang Yick and Well Born, are dedicated to deliver sophisticated property management services and at the same time also perform its part in taking up corporate social responsibility. Further, in October 2005, Well Born became the first company in Asia to be certified with ISO 10002 by the Hong Kong Quality Assurance Agency for the complaints handling management system established by the company.

Business in Mainland China

The Group is carrying out construction works of its various development sites in three major cities, namely, Beijing, Shanghai and Guangzhou. Rental income generated from investment properties of the Group continued to show an increase.

Foundation work on the development site owned by the Group known as No.2 Guan Dong Dian, Chao Yang Road, Chao Yang District located at the heart of the commercial district of Beijing City has already commenced. The site is going to be developed into a sizeable development complex with a total gross floor area of 2.71 million sq.ft. In Shanghai, construction work for the Group's development located at 130-2 Heng Feng Road, Zhabei District has also commenced. The site will be developed as an office building with a total gross floor area of approximately 510,000 sq.ft. In Guangzhou, construction work for the substructure of the Group's project located at 210 Fangcun Avenue in Fangcun District is currently in progress. The site is going to be developed into a project with nine high-rise residential buildings and retail shopping premises that will amount to approximately 2.52 million sq.ft. in total gross floor area.

On the property leasing front, the "Meten Living Design" retail store located at Basement Level One and Basement Level Two of the retail shopping arcade of Henderson Centre in Beijing recorded 80% occupancy in the fourth quarter of 2005. In addition, the Group's wholly-owned Office Tower II of The Grand Gateway in Shanghai which amounts to approximately 688,000 sq.ft. in total gross floor area was completed in the fourth quarter of 2005. As the property is located in the busiest area of Xuhui District, this has attracted the interest of a number of foreign and Mainland enterprises and it is anticipated that both the occupancy rate as well as the rental rate for this property will show satisfactory growth. Further, leasing of the shopping podium at the Skycity and the Everwin Garden in Shanghai had been satisfactory.

Henderson Investment Limited

The consolidated profit of this group attributable to equity shareholders for the six months ended 31st December, 2005 amounted to HK$1,802 million, showing an increase of HK$854 million over the restated consolidated net profit for the same period in the previous financial year. If the revaluation surplus on completed investment properties net of deferred tax were not to be taken into account, the underlying net profit for the period would be HK$946 million, showing an increase of HK$100 million or 12% over the restated underlying net profit of HK$846 million for the same period in the previous financial year. During the period under review, total rental income of this group amounted to approximately HK$335 million which showed a slight increase over the figure recorded in the corresponding period of the previous financial year. As at the end of the period under review, the rental property portfolio of this group amounted to approximately 1.9 million sq.ft. in total attributable gross floor area, with average occupancy standing high at 94%. In view of the increase in the supply of hotel rooms in Hong Kong, competition in the local hotel industry has increased. Nevertheless, during the period under review, notwithstanding that the average occupancy level of the Newton Hotel Hong Kong and the Newton Hotel Kowloon showed a slight decrease, substantial increase was recorded in room tariff rates. Benefiting from the recovery in local consumer spending and the relaxation policy of the central government in Mainland China that brought about increasing tourists under the "Individual Visit Scheme", the retailing business of this group operated under its Citistore outlets recorded a moderate increase in turnover as compared to that of the corresponding period in the previous financial year.

China Investment Group Limited, a 64%-owned subsidiary of Henderson Investment Limited, is engaged in the toll-bridge and toll-road joint venture operations in the Mainland. Owing to the repair work undertaken for the Hang Zhou Qiangjiang Third Bridge, turnover from the infrastructural business of this group reduced substantially by 40%. Henderson Cyber Limited, which is 78.69% held by this group, is engaged in the provision of "iCare" broadband service, merchandising as well as data centre and intelligent building network installation services.

Associated Companies

The Hong Kong and China Gas Company Limited recorded profit after taxation attributable to shareholders amounted to HK$5,281 million in the financial year ended 31st December, 2005. As at the end of 2005, the number of customers was 1,597,273, an increase of 34,995 over 2004. This group concluded a joint venture piped gas project in Xi'an, Shaanxi Province in early 2006, which is its largest gas investment project on the Mainland to date, and has laid a foundation for its future move into northwestern China, a huge market noted for its rapid economic growth. Altogether, this group now has city piped gas joint venture projects in 31 mainland cities across various districts. This group successfully entered the Mainland's water sector after concluding three water projects in 2005.

In Hong Kong, this group continues to expand its gas supply network. Town gas supply has been extended to the international theme park at Penny's Bay on Lantau Island last year. Construction of a transmission pipeline in the eastern New Territories is progressing smoothly. In order to receive natural gas from the Guangdong Liquefied Natural Gas Terminal, this group is laying a twin submarine pipeline from Chengtoujiao in Shenzhen to Tai Po gas production plant in Hong Kong. By the fourth quarter of 2006, the Guangdong LNG Terminal should be supplying natural gas to Hong Kong which will then be used to partially replace naphtha as feedstock for the production of town gas. On the property development front, this group has a 15.79% interest (15% interest at the end of 2005) in the International Finance Centre and 50% interest in the Grand Promenade, both of which were entirely completed during the period under review. The Ma Tau Kok south plant site is being developed into five residential apartment buildings. This project has been named the Grand Waterfront and, with the inclusion of the commercial area, will provide a total gross floor area of approximately 1.11 million sq.ft. The project is due for completion by the end of 2006.

Hong Kong Ferry (Holdings) Company Limited reported a consolidated profit after taxation for the year ended 31st December, 2005 amounting to HK$243 million, representing a decrease of 26% as compared to that recorded in 2004. During the year, this group recorded an operating profit of approximately HK$192 million from the sale of approximately 350 residential units of Metro Harbour View, with a value of approximately HK$420 million. Rental income from the commercial arcade, Metro Harbour Plaza, amounted to HK$15.5 million for the year. The occupancy rate as at the end of the year was approximately 96% after taking into account the committed tenancies. In respect of the development site at No. 222 Tai Kok Tsui Road, foundation work had been completed and construction of the superstructure was in good progress. The site is being developed into a residential-cum-commercial property of a total gross floor area of approximately 320,000 sq.ft. The target date for completion of the project is late 2008. Construction work in respect of Nos. 43-51A Tong Mi Road had been substantially finished and this project will be ready for sale in the first half of this year. The demolition work for No. 6 Cho Yuen Street, Yau Tong had been completed and construction work is expected to commence in the second half of 2006. The site will be developed into a residential-cum-commercial property with a total gross floor area of approximately 165,000 sq.ft. The substantial increase of fuel oil price led to a deficit of HK$4 million in Ferry, Shipyard and Related Operations for the year. The operating results of the Travel and Hotel Operations turned from a surplus to a deficit of HK$2.6 million during the year. It is anticipated that the proceeds from the sales of the properties and the rental from commercial arcade will continue to be the primary source of income for this group in the coming year.

Miramar Hotel and Investment Company, Limited recorded HK$328 million in unaudited profit attributable to shareholders for the six months ended 30th September, 2005, representing an increase of 115% over the restated profit for the corresponding period of the previous financial year. This group adopted the new accounting policies as stipulated by Hong Kong Institute of Certified Public Accountants, in relation to investment properties and hotels, which led to a reported increase in net profit amounting to HK$179 million. Benefiting from the continuous growth in the local economy, there were improvements in consumer confidence along with healthy growth in the business and leisure travels sectors. Hotel Miramar experienced a respectable growth in its operating results, achieving an average occupancy of 88%, while average room rate improved by almost 20% as compared to that of the previous period. The overall average occupancy rate of the Miramar Shopping Centre and the Hotel Miramar Shopping Arcade reached 87% with only a moderate increase in total rental income. The Miramar Shopping Centre and the Hotel Miramar Shopping Arcade successfully reorganized the tenant mix and upgraded the market position. Average rental for new retail tenants occupying approximately 60,000 sq.ft. of rental area increased by 47% as compared to rentals for previous tenants. For the office market, the Miramar Tower recorded over 95% average occupancy rate. During the period under review, this group sold approximately 20 acres of commercial land in Placer County, California (FY2004: 16 acres of commercial land and 280 residential lots) that contributed to this group's profit. During the period under review, the food and beverage business remained stable, whereas turnover of its travel business increased slightly compared to the same period last year.

Privatisation Schemes

Henderson Cyber

The Company, Henderson Investment, Hong Kong and China Gas and Henderson Cyber jointly announced in August 2005 the privatisation proposal of Henderson Cyber by Henderson Investment and Hong Kong and China Gas by way of a scheme of arrangement involving the cancellation and extinguishment of the scheme shares in Henderson Cyber at the cancellation price of HK$0.42 in cash per scheme share. The scheme was approved by a majority of 99.96% of the independent shareholders present and voting at the court meeting. The scheme took effect in December 2005 and the listing of the shares in Henderson Cyber on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited was withdrawn. Upon completion of the privatisation, Henderson Investment's interest in Henderson Cyber was increased to approximately 78.69%. The aggregate amount of cancellation price paid by Henderson Investment was HK$252.53 million.

Henderson Investment

In November 2002, the Company announced a privatisation proposal of Henderson Investment at the cancellation price of HK$7.60 in cash per scheme share in Henderson Investment. According to the "The Code on Takeovers and Mergers", one of the conditions to the proposal is that the scheme is not disapproved by more than 10% in value of all the shares held by independent minority shareholders of Henderson Investment (the "10% Threshold"). At the court meeting held on 2nd January, 2003, up to 85.6% of the independent minority shareholders of Henderson Investment present voted in favour of the scheme. However, as the votes that cast against the scheme marginally exceeded the 10% Threshold, the scheme could not take effect and hence lapsed.

The Company proposed the privatisation of Henderson Investment again in November 2005. As announced in December 2005, the cancellation consideration was increased to 1 share in the Company in exchange for every 2.5 scheme shares in Henderson Investment. At the court meeting held on 20th January, 2006, a majority up to 85.7% of the independent minority shareholders of Henderson Investment present voted in favour of the privatisation proposal. Again, as the votes that cast against the scheme marginally exceeded the 10% Threshold, the scheme still could not take effect and hence lapsed.

PROSPECTS

Following continued improvement shown in the local economy, the Hong Kong people have seen improvement in employment prospects and also increase in their income. After going through an earlier phase of consolidation, overall property prices have now become generally affordable. Further, as commercial banks recorded surplus in available funds, these institutions are recently keen to offer housing mortgage loans on preferential terms. At the same time, the Government extended the limit for tax deduction for home loan interest to ten years. These developments in the marketplace serve to alleviate the burden of loan servicing home buyers. Moreover, there is also a rising trend in local marriage. All these factors contribute to the increase in demand for residential properties. According to Government statistics, new residential units to be completed in the next few years will show a decline and this has led to some concern that this may gradually lead to tight supply. It is anticipated that prices of residential properties will increase by 5% this year.

The Group plans to launch the sales of a number of development projects in the near future, which include the large-scale waterfront luxury development "Grand Waterfront" situate at 38 San Ma Tau Street, Kowloon and the development project at No. 1 High Street, Hong Kong. Moreover, with the completion of the Deep Bay Link expressway in the near future, the Group's project, namely, The Sherwood, at 8 Fuk Hang Tsuen Road, Lam Tei, Tuen Mun, will stand to benefit from such infrastructural improvement. The "Grand Promenade", which was recently completed by the Group, has been highly applauded by purchasers for the quality of this development. The Group is optimistic about the prospect of sale of the sea-view units reserved on the top floors of this project in the future.

Benefiting from the Closer Economic Partnership Arrangements with the Mainland, Hong Kong has emerged as a two-way platform for businesses making entry to markets in the Mainland and the Asia Pacific region. Overseas and Mainland companies as well as investors have increased their demand for office space. However, as there will still be limited supply of newly completed quality office property units in the core commercial districts over the next two years, it is anticipated that the occupancy of office properties will continue to rise. In view of the sustained recovery in consumer confidence led by improvement in local employment as well as the increased number of tourists under the "Individual Visit Scheme", the retail business will remain buoyant with rent in retail shops continuing to show further increase.

In view of keen demand for quality office space and retail shopping properties, the Group has in recent years eagerly sought to upgrade the quality of its rental property portfolio. Early this year, the Group and The Hong Kong and China Gas Company Limited increased their interests held in the International Finance Centre project to 34.21% and 15.79% respectively. In addition, the Group will continue to refurbish its core shopping arcades in phases and improve the tenant mix of these properties, with an aim to achieve increasing rental income.

To strengthen the role of Hong Kong as a financial centre, the Government has earlier announced the abolition of estate duty as well as the exemption of offshore funds from profits tax. This will benefit the financial service and related sectors and also bring about more employment opportunities. As a result, it is anticipated that the overall property market, including office and residential properties, will show further improvement.

As announced earlier this month, the Group is exploring the possibility of selling certain properties to a real estate investment trust proposed to be established and the outcome of the study will be further announced as and when appropriate.

Following the stringent macro-economic control measures implemented by the central government in the second half of 2005, sales turnover of the property market in Mainland China has become stable. In the long run, these measures will contribute to bringing about sustained economic growth and influx of foreign investments, eventually leading to a healthier property market in the Mainland.

The Group is confident about the development of its business in the Mainland. As a result, the Group will continue to carry out its investments in the major cities and will also actively seek for investment opportunities in peripheral cities. Such planned expansion of the Group's business in the Mainland will contribute towards paving the way for establishing a firm foundation for future development of the Group's business in the long run.

Both the Group's rental income as well as contributions from the Group's listed associates provide a stable recurrent income to the Group. With the anticipated completion of the "CentreStage", profit from the pre-sale of units of this development will be accounted for in the second half of the current financial year. In the absence of unforeseen circumstances, it is anticipated that the Group will show satisfactory performance in the current financial year.

Condensed Interim Financial Statements

Consolidated Profit and Loss Account - unaudited

	Note	For the six months ended 31st December, 2005 HK$'000	2004 restated HK$'000
Turnover	3	**2,732,704**	2,561,816
Direct costs		**(1,545,823)**	(1,188,793)
		1,186,881	1,373,023
Other revenue	4	**91,533**	33,849
Other net (loss) / income	4	**(9,219)**	5,857
Selling and marketing expenses		**(146,634)**	(136,902)
Administrative expenses		**(357,810)**	(300,283)
Other operating expenses		**(18,408)**	(30,288)
Profit from operations		**746,343**	945,256
Increase in fair value of investment properties		**5,018,546**	593,241
Finance costs	6(a)	**(220,048)**	(34,167)
Non-operating income	5	**653,163**	38
		6,198,004	1,504,368
Share of profits less losses of associates		**1,101,337**	773,832
Share of profits less losses of jointly controlled entities		**2,216,808**	80,990
Profit before taxation	6	**9,516,149**	2,359,190
Income tax	7	**(881,101)**	(218,574)
Profit for the period		**8,635,048**	2,140,616
Attributable to:			
Equity shareholders of the Company		**7,649,490**	1,788,644
Minority interests		**985,558**	351,972
Profit for the period		**8,635,048**	2,140,616
Interim dividend declared after the interim period end	8(a)	**725,832**	725,832
Earnings per share	9	**HK$4.22**	HK$0.99

The notes on pages 18 to 38 form part of these condensed interim financial statements.

Condensed Interim Financial Statements

Consolidated Balance Sheet

	Note	At 31st December, 2005 unaudited HK$'000	At 30th June, 2005 restated audited HK$'000
Non-current assets			
Fixed assets	10	**53,714,538**	46,997,957
Interests in leasehold land held for own use under operating leases		**241,315**	243,363
Interest in associates		**15,518,756**	14,711,419
Interest in jointly controlled entities		**16,604,992**	13,395,907
Instalments receivable	11(a)	**883,605**	1,009,083
Long term receivable		**124,997**	132,863
Other financial assets		**511,004**	417,266
Deferred tax assets		**145,194**	235,618
		87,744,401	77,143,476
Current assets			
Leasehold land		**5,333,823**	4,809,790
Properties held for / under development for sale		**9,855,456**	8,845,927
Completed properties for sale	12	**5,229,886**	5,455,546
Inventories		**54,081**	46,783
Amounts due from customers for contract work		**11,077**	63,001
Deposits for acquisition of properties		**635,392**	1,869,728
Loans receivable		**31,636**	31,636
Debtors, prepayments and deposits	13	**1,786,868**	1,567,039
Instalments receivable	11(b)	**314,809**	497,262
Cash held by stakeholders		**53,116**	55,896
Pledged bank deposits		**20,205**	20,205
Cash and cash equivalents	14	**5,503,054**	4,335,458
		28,829,403	27,598,271

Condensed Interim Financial Statements

Consolidated Balance Sheet (cont'd)

	Note	At 31st December, 2005 unaudited HK$'000	At 30th June, 2005 restated audited HK$'000
Current liabilities			
Bank loans and overdrafts			
- Secured		**135,090**	93,127
- Unsecured		**4,258,193**	3,004,237
Obligations under finance leases		**116**	114
Guaranteed convertible notes		**154,472**	186,875
Forward sales deposits received		**479,763**	356
Rental and other deposits		**429,874**	403,274
Creditors and accrued expenses	15	**2,466,640**	1,805,791
Amounts due to customers for contract work		**114**	8,245
Current taxation		**376,735**	590,247
		8,300,997	6,092,266
Net current assets		**20,528,406**	21,506,005
Total assets less current liabilities		**108,272,807**	98,649,481
Non-current liabilities			
Bank loans			
- Secured		**89,986**	135,679
- Unsecured		**13,116,077**	12,778,720
Obligations under finance leases		**350**	416
Amount due to a fellow subsidiary		**4,177,032**	1,321,124
Deferred tax liabilities		**5,563,752**	4,675,687
		22,947,197	18,911,626
NET ASSETS		**85,325,610**	79,737,855
CAPITAL AND RESERVES			
Share capital	16	**3,629,160**	3,629,160
Reserves		**68,848,341**	62,062,743
Total equity attributable to equity shareholders of the Company		**72,477,501**	65,691,903
Minority interests		**12,848,109**	14,045,952
TOTAL EQUITY		**85,325,610**	79,737,855

The notes on pages 18 to 38 form part of these condensed interim financial statements.

Condensed Interim Financial Statements

Condensed Consolidated Statement of Changes in Equity – unaudited

	Note	For the six months ended 31st December, 2005 HK$'000	2004 restated HK$'000
Total equity at 1st July:			
Attributable to equity shareholders of the Company (as previously reported at 30th June)		**66,698,980**	58,483,926
Minority interests (as previously presented separately from liabilities and equity at 30th June)		**14,464,915**	13,122,931
		81,163,895	71,606,857
Prior period adjustments arising from changes in accounting policies	2	**(1,426,040)**	(1,356,580)
As restated, before opening balance adjustments		**79,737,855**	70,250,277
Opening balance adjustments arising from changes in accounting policies	2	**154,602**	—
At 1st July, after prior period and opening balance adjustments		**79,892,457**	70,250,277
Net income for the period recognised directly in equity:			
Surplus on revaluation of other property, net of deferred tax		**55,997**	—
Changes in fair value of available-for-sale securities		**48,390**	—
Net income for the period recognised directly in equity		**104,387**	—

The notes on pages 18 to 38 form part of these condensed interim financial statements.

Condensed Interim Financial Statements

Condensed Consolidated Statement of Changes in Equity – unaudited (cont'd)

	Note	For the six months ended 31st December, 2005 HK$'000	2004 restated HK$'000
Net profit for the period:			
Attributable to equity shareholders of the Company *			1,792,104
Minority interests *			351,652
			2,143,756
Prior period adjustments arising from changes in accounting policies	2		(3,140)
Net profit for the period (2004: as restated)		**8,635,048**	2,140,616
Total recognised income and expenses for the period (2004: as restated)		**8,739,435**	2,140,616
Attributable to:			
Equity shareholders of the Company		**7,751,286**	1,788,644
Minority interests		**988,149**	351,972
		8,739,435	2,140,616
		88,631,892	72,390,893
Dividend paid	8(b)	**(1,088,748)**	(998,019)
Dividends paid to minority interests		**(131,965)**	(121,515)
Acquisition of minority interests in subsidiaries		**(2,382,774)**	—
Advances from minority interests		**297,205**	57,211
Total equity at 31st December		**85,325,610**	71,328,570

* In preparing the 2005 annual accounts, the Group chose to early adopt Hong Kong Accounting Standard 40 "Investment property" and HK (SIC) Interpretation 21 "Income taxes – recovery of revalued non-depreciable assets" and changed the Group's accounting policies relating to investment properties. These changes in accounting policies were adopted retrospectively. As a result, the profit attributable to equity shareholders of the Company and minority interests as disclosed in the Group's condensed interim financial statements for the six months ended 31st December, 2004 have increased by HK$496,257,000 and HK$61,173,000 respectively.

The notes on pages 18 to 38 form part of these condensed interim financial statements.

Condensed Interim Financial Statements

Condensed Consolidated Cash Flow Statement - unaudited

		For the six months ended 31st December,	
		2005	2004
	Note	HK$'000	HK$'000
Net cash from/(used in) operating activities		**3,613,134**	(4,038,071)
Net cash (used in)/from investing activities		**(2,811,447)**	274,590
Net cash from financing activities		**291,058**	3,241,163
Net increase/(decrease) in cash and cash equivalents		**1,092,745**	(522,318)
Cash and cash equivalents at 1st July		**4,231,173**	3,553,715
Cash and cash equivalents at 31st December	14	**5,323,918**	3,031,397

The notes on pages 18 to 38 form part of these condensed interim financial statements.

Notes on the Condensed Interim Financial Statements (unaudited)

1 BASIS OF PREPARATION

These condensed interim financial statements have been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, including compliance with Hong Kong Accounting Standard ("HKAS") 34, Interim financial reporting, issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). It was authorised for issuance on 22nd March, 2006.

These condensed interim financial statements have been prepared in accordance with the same accounting policies adopted in the 2005 annual accounts, except for the accounting policy changes that are expected to be reflected in the 2006 annual accounts. Details of these changes in accounting policies are set out in note 2.

The preparation of the condensed interim financial statements in conformity with HKAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

These condensed interim financial statements are unaudited, but have been reviewed by KPMG in accordance with Statement of Auditing Standards 700, Engagements to review interim financial reports, issued by the HKICPA. KPMG's independent review report to the Board of Directors is included on page 54.

The financial information relating to the financial year ended 30th June, 2005 that is included in the condensed interim financial statements as being previously reported information does not constitute the Company's statutory accounts for that financial year but is derived from those accounts. Statutory accounts for the year ended 30th June, 2005 are available from the Company's registered office. The auditors have expressed an unqualified opinion on those accounts in their report dated 28th September, 2005.

2 CHANGES IN ACCOUNTING POLICIES

The HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards ("HKFRSs", which term collectively includes HKASs and Interpretations) that are effective or available for early adoption for accounting periods beginning on or after 1st January, 2005. The Board of Directors has determined the accounting policies to be adopted in the preparation of the Group's annual accounts for the year ending 30th June, 2006, on the basis of HKFRSs currently in issue.

The following sets out further information on the changes in accounting policies for the annual accounting period beginning on 1st July, 2005 which have been reflected in these condensed interim financial statements.

Notes on the Condensed Interim Financial Statements (unaudited)

2 CHANGES IN ACCOUNTING POLICIES (cont'd)

(a) Summary of the effect of changes in the accounting policies

The following tables set out the adjustments that have been made to the opening balances at 1st July, 2005 and 2004. These are the aggregate effect of retrospective adjustments to the net assets as at 30th June, 2005 and 2004 and the opening balance adjustments made as at 1st July, 2005.

(i) Effect on opening balance of total equity at 1st July, 2005 and 2004 (as adjusted)

		Retained profits		Other reserves		Total		Minority interests		Total equity	
		2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
	Note	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Effect of new policy (increase/(decrease))											
Prior period adjustments:											
HKAS 17											
Leasehold land and buildings	2(c)	78,681	70,393	(668,296)	(668,296)	(589,615)	(597,903)	(212,774)	(215,765)	(802,389)	(813,668)
HK Int 2											
Hotel properties	2(d)	(108,683)	(93,074)	(308,779)	(251,229)	(417,462)	(344,303)	(206,189)	(198,609)	(623,651)	(542,912)
Total decrease in equity before opening balance adjustments		(30,002)	(22,681)	(977,075)	(919,525)	(1,007,077)	(942,206)	(418,963)	(414,374)	(1,426,040)	(1,356,580)
Opening balance adjustments:											
HKFRS 3											
Goodwill	2(b)	1,521,337	–	(1,433,932)	–	87,405	–	31,542	–	118,947	–
HKAS 39											
Available-for-sale securities	2(e)	–	–	910	–	910	–	–	–	910	–
Guaranteed convertible notes	2(e)	(791)	–	35,536	–	34,745	–	–	–	34,745	–
		1,520,546	–	(1,397,486)	–	123,060	–	31,542	–	154,602	–
Total effect at 1st July		1,490,544	(22,681)	(2,374,561)	(919,525)	(884,017)	(942,206)	(387,421)	(414,374)	(1,271,438)	(1,356,580)

Notes on the Condensed Interim Financial Statements (unaudited)

2 CHANGES IN ACCOUNTING POLICIES (cont'd)

(a) Summary of the effect of changes in the accounting policies (cont'd)

(ii) Effect on profit after taxation for the six months ended 31st December, 2005 and 2004

	Note	Equity shareholders of the Company		Minority interests		Total	
		2005	2004	**2005**	2004	**2005**	2004
		HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Effect of new policy (increase/(decrease))							
HKFRS 3							
Amortisation of goodwill	2(b)	**18,661**	—	**6,734**	—	**25,395**	—
HKAS 17							
Leasehold land and buildings	2(c)	**4,196**	4,117	**1,514**	1,485	**5,710**	5,602
HK Int 2							
Hotel properties	2(d)	**(7,572)**	(7,577)	**(1,165)**	(1,165)	**(8,737)**	(8,742)
HKAS 39							
Available-for-sale securities	2(e)	**(45,799)**	—	**(2,591)**	—	**(48,390)**	—
Guaranteed convertible notes	2(e)	**(692)**	—	**—**	—	**(692)**	—
Total effect for the period		**(31,206)**	(3,460)	**4,492**	320	**(26,714)**	(3,140)

Notes on the Condensed Interim Financial Statements (unaudited)

2 **CHANGES IN ACCOUNTING POLICIES** (cont'd)

(b) Positive and negative goodwill (HKFRS 3, Business combinations and HKAS 36, Impairment of assets)

In prior years:

- positive or negative goodwill which arose prior to 1st July, 2001 was written off on acquisition or recognised in reserve on consolidation at the time it arose, and was not recognised in the profit and loss account until disposal or impairment of the acquired business;

- positive goodwill which arose on or after 1st July, 2001 was amortised on a straight-line basis over its useful life and was subject to impairment testing when there were indications of impairment; and

- negative goodwill which arose on or after 1st July, 2001 was amortised over the weighted average useful life of the depreciable/amortisable non-monetary assets acquired or when the underlying non-monetary assets are disposed, except to the extent it related to identified expected future losses as at the date of acquisition. In such cases it was recognised in the profit and loss account as those expected losses were incurred.

With effect from 1st July, 2005, in accordance with HKFRS 3 and HKAS 36, the Group no longer amortises positive goodwill. Such goodwill is tested annually for impairment, including in the year of its initial recognition, as well as when there are indications of impairment. Impairment losses are recognised when the carrying amount of the cash generating unit to which the goodwill has been allocated exceeds its recoverable amount.

Also with effect from 1st July, 2005 and in accordance with HKFRS 3, if the fair value of the net assets acquired in a business combination exceeds the consideration paid (i.e. an amount arises which would have been known as negative goodwill under the previous accounting policy), the excess is recognised immediately in the profit and loss account as it arises.

The new policy in respect of positive goodwill has been applied prospectively in accordance with the transitional arrangements under HKFRS 3. As a result, comparative amounts have not been restated, the cumulative amount of amortisation as at 1st July, 2005 has been offset against the cost of the goodwill and no amortisation charge for goodwill has been recognised in the profit and loss account for the six months ended 31st December, 2005. This has increased the profit attributable to equity shareholders for the six months ended 31st December, 2005 by HK$18,661,000.

In addition, the Group's reserve on consolidation of HK$1,433,932,000 has been transferred to retained profits as a result of the adoption of HKFRS 3. There is no impact on the Group's net assets as at 1st July, 2005 and 31st December, 2005.

In respect of negative goodwill recognised on the face of balance sheet in prior years, the carrying amount of such negative goodwill as of 1st July, 2005 was derecognised and the change in the policy was adopted by increasing the opening balance of retained profits as of 1st July, 2005 by HK$87,405,000. Comparative amounts have not been restated as permitted by the transitional arrangements of HKFRS 3.

Notes on the Condensed Interim Financial Statements (unaudited)

2 CHANGES IN ACCOUNTING POLICIES (cont'd)

(c) Leasehold land and buildings (HKAS 17, Leases)

In prior years, the Group's leasehold land and buildings were stated at cost less accumulated depreciation, except for certain leasehold land and buildings held by a listed associate of the Group which were stated at revalued amount, and movements of the Group's share of revaluation surpluses or deficits were normally taken to the property revaluation reserve.

With the adoption of HKAS 17 as from 1st July, 2005, the Group's interests in leasehold land are accounted for as being held under an operating lease where the fair value of the interest in any buildings situated on the leasehold land could be split reliably from the fair value of the leasehold interests in the land at the time the lease was first entered into by the Group, or taken over from the previous lessee, or at the date of construction of those buildings, if later. Where the two elements cannot be split reliably, the entire lease is classified as a finance lease and carried at cost less accumulated depreciation. Leasehold land under operating leases will no longer be revalued. Instead, any pre-paid land premiums for acquiring the land leases, or other lease payments, are amortised on a straight-line basis over the lease term and recognised in the profit and loss account immediately. Any buildings which are situated on such land leases are also stated at cost less accumulated depreciation, rather than at fair value, to be consistent with the new policy required to be adopted for the land element.

This change in accounting policy has been adopted retrospectively by decreasing the opening balance of property revaluation reserve as of 1st July, 2005 by HK$668,296,000 (1st July, 2004: HK$668,296,000) and increasing the opening balance of retained profits as of 1st July, 2005 by HK$78,681,000 (1st July, 2004 : HK$70,393,000). As a result of this policy, the profit attributable to equity shareholders for the six months ended 31st December, 2005 has increased by HK$4,196,000 (2004: HK$4,117,000).

In addition, certain leasehold land interests with a net book value of HK$26,603,000 as at 1st July, 2005 previously included in "other land and buildings" are reclassified to "interests in leasehold land held for own use under operating leases" with the comparative figures restated to conform with the current period's presentation. There is no impact on the Group's net assets as at the period end / year end and on the Group's profit attributable to equity shareholders for the periods presented.

Notes on the Condensed Interim Financial Statements (unaudited)

2 **CHANGES IN ACCOUNTING POLICIES** (cont'd)

(d) Hotel properties (HK Interpretation 2, The appropriate policies for hotel properties ("HK Int 2") and HKAS 17, Leases)

In prior years, the Group's hotel properties were stated at their open market value based on an annual professional valuation and no depreciation was provided on hotel properties held on lease of more than 20 years.

Upon the adoption of HK Int 2 as from 1st July, 2005, all owner-operated hotel properties are stated at cost less accumulated depreciation and impairment losses.

This change in accounting policy has been adopted retrospectively. As a result of the adoption of this new policy, the opening balance of retained profits and property revaluation reserve as of 1st July, 2005 have reduced by HK$108,683,000 (1st July, 2004: HK$93,074,000) and HK$308,779,000 (1st July, 2004: HK$251,229,000) respectively. In addition, the change has reduced the profit attributable to equity shareholders for the six months ended 31st December, 2005 by HK$7,572,000 (2004: HK$7,577,000).

In addition, with the adoption of HKAS 17, the leasehold interests in the land element with a net book value of HK$216,760,000 as at 1st July, 2005 are reclassified to "Interests in leasehold land held for own use under operating leases" with the comparative figures restated to conform with the current period's presentation. There is no impact on the Group's net assets as at the period end / year end and on the Group's profit attributable to equity shareholders for the periods presented.

(e) Financial instruments (HKAS 32, Financial instruments: Disclosure and presentation and HKAS 39, Financial instruments: Recognition and measurement)

In prior years, the accounting policies for certain financial instruments were as follows:

- equity investments held on a continuing basis for an identifiable long-term purpose were classified as investment securities and stated at cost less provision;

- other non-current investments were stated at fair value with changes in fair value recognised in the profit and loss account; and

- guaranteed convertible notes issued were stated at amortised cost.

Notes on the Condensed Interim Financial Statements (unaudited)

2 CHANGES IN ACCOUNTING POLICIES (cont'd)

(e) Financial instruments (HKAS 32, Financial instruments: Disclosure and presentation and HKAS 39, Financial instruments: Recognition and measurement) (cont'd)

With effect from 1st July, 2005, and in accordance with HKAS 39, the following new accounting policies are adopted for the financial instruments mentioned above:

- All non-trading investments are classified as available-for-sale securities and carried at fair value. Changes in fair value are recognised in equity, unless there is objective evidence that an individual investment has been impaired. If there is objective evidence that an individual investment has been impaired, any amount held in the fair value reserve in respect of the investment is transferred to the profit and loss account for the period in which the impairment is identified. Any subsequent increase in the fair value of available-for-sale equity securities is recognised directly in equity.

  This change was adopted by increasing the opening balance of fair value reserve as at 1st July, 2005 by HK$910,000. Comparative amounts have not been restated as this is prohibited by the transitional arrangements in HKAS 39.

  As a result of this new policy, the profit attributable to equity shareholders for the six months ended 31st December, 2005 has decreased by HK$45,799,000 and fair value reserve has increased by the same amount.

- Guaranteed convertible notes issued are split into their liability and equity components at initial recognition by recognising the liability component at its fair value and attributing to the equity component the difference between the proceeds from the issue and the fair value of the liability component. The liability component is subsequently carried at amortised cost. The equity component is recognised in the capital reserve until the note is either converted (in which case it is transferred to share premium) or the note is redeemed (in which case it is released directly to retained profits).

  This change was adopted by increasing the opening balance of the capital reserve as of 1st July, 2005 of HK$35,536,000 and decreasing the opening balance of retained profits as of 1st July, 2005 of HK$791,000. Comparative amounts have not been restated as this is prohibited by the transitional arrangements in HKAS 39.

  As a result of this new policy, the profit attributable to the equity shareholders for the six months ended 31st December, 2005 has decreased by HK$692,000.

Notes on the Condensed Interim Financial Statements (unaudited)

2 **CHANGES IN ACCOUNTING POLICIES** *(cont'd)*

(f) Changes in presentation (HKAS 1, Presentation of financial statements)

(i) Presentation of share of associates' and jointly controlled entities' taxation (HKAS 1, Presentation of financial statements)

In prior years, the Group's share of taxation of associates and jointly controlled entities accounted for using the equity method was included as part of the Group's income tax in the consolidated profit and loss account. With effect from 1st July, 2005, in accordance with the implementation guidance in HKAS 1, the Group has changed the presentation and includes the share of taxation of associates and jointly controlled entities accounted for using the equity method in the respective shares of profit or loss reported in the consolidated profit and loss account before arriving at the Group's profit or loss before taxation. These changes in presentation have been applied retrospectively with comparatives restated.

(ii) Minority interests (HKAS 1, Presentation of financial statements and HKAS 27, Consolidated and separate financial statements)

In prior years, minority interests at the balance sheet date were presented in the consolidated balance sheet separately from liabilities and as deduction from net assets. Minority interests in the results of the Group for the year were also separately presented in the consolidated profit and loss account as a deduction before arriving at the profit attributable to equity shareholders of the Company.

With effect from 1st July, 2005, in order to comply with HKAS 1 and HKAS 27, minority interests at the balance sheet date are presented in the consolidated balance sheet within equity, separately from the total equity attributable to equity shareholders of the Company, and minority interests in the results of the Group for the period are presented on the face of the consolidated profit and loss account as an allocation of the total profit or loss for the period between the minority interests and the equity shareholders of the Company.

The presentation of minority interests in the consolidated balance sheet, profit and loss account and statement of changes in equity for the comparative period has been restated accordingly.

Notes on the Condensed Interim Financial Statements (unaudited)

3 SEGMENTAL INFORMATION

The analysis of the Group's revenue and results by business segment during the periods are as follows:

Business segments:

Property development	—	development and sale of properties
Property leasing	—	leasing of properties
Finance	—	provision of financing
Building construction	—	construction of building works
Infrastructure	—	investment in infrastructure projects
Hotel operation	—	hotel operations and management
Department store operation	—	department store operations and management
Others	—	investment holding, project management, property management, agency services, provision of cleaning and security guard services and provision of information technology services

For the six months ended 31st December, 2005

	Property development HK$'000	Property leasing HK$'000	Finance HK$'000	Building construction HK$'000	Infra-structure HK$'000	Hotel operation HK$'000	Department store operation HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Turnover	403,065	1,080,635	67,665	740,730	92,368	67,017	71,116	210,108	–	2,732,704
Other revenue (excluding bank interest income)	–	2,062	1,398	889	573	60	772	22,115	–	27,869
External revenue	403,065	1,082,697	69,063	741,619	92,941	67,077	71,888	232,223	–	2,760,573
Inter-segment revenue	–	67,006	545	262,885	–	–	3	14,932	(345,371)	–
Total revenue	403,065	1,149,703	69,608	1,004,504	92,941	67,077	71,891	247,155	(345,371)	2,760,573
Segment results	111,846	681,842	70,884	31,980	51,695	(668)	5,544	(63,945)		889,178
Inter-segment transactions	4,911	(35,211)	(545)	(16,481)	–	24,927	8,371	1,912		(12,116)
Contribution from operations	116,757	646,631	70,339	15,499	51,695	24,259	13,915	(62,033)		877,062
Bank interest income										63,664
Unallocated operating expenses net of income										(194,383)
Profit from operations										746,343
(Decrease)/increase in fair value of investment properties	(5,824)	5,024,370	–	–	–	–	–	–		5,018,546
Finance costs										(220,048)
Non-operating income										653,163
										6,198,004
Share of profits less losses of associates										1,101,337
Share of profits less losses of jointly controlled entities	658,559	1,576,395	3,641	4,110	–	(25,946)	–	49		2,216,808
Profit before taxation										9,516,149
Income tax										(881,101)
Profit for the period										8,635,048

Notes on the Condensed Interim Financial Statements (unaudited)

3 SEGMENTAL INFORMATION (cont'd)

For the six months ended 31st December, 2004 (restated)

	Property development HK$'000	Property leasing HK$'000	Finance HK$'000	Building construction HK$'000	Infra-structure HK$'000	Hotel operation HK$'000	Department store operation HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Turnover	569,070	1,025,123	47,071	296,310	152,851	66,100	64,800	340,491	–	2,561,816
Other revenue (excluding bank interest income)	–	2,795	1,396	974	979	–	755	13,091	–	19,990
External revenue	569,070	1,027,918	48,467	297,284	153,830	66,100	65,555	353,582	–	2,581,806
Inter-segment revenue	–	84,843	837	106,546	–	–	–	13,111	(205,337)	–
Total revenue	569,070	1,112,761	49,304	403,830	153,830	66,100	65,555	366,693	(205,337)	2,581,806
Segment results	102,282	703,878	43,017	77,937	107,243	(3,517)	4,429	52,515		1,087,784
Inter-segment transactions	16,801	(34,318)	(837)	(22,215)	–	24,910	8,311	5,420		(1,928)
Contribution from operations	119,083	669,560	42,180	55,722	107,243	21,393	12,740	57,935		1,085,856
Bank interest income										13,859
Unallocated operating expenses net of income										(154,459)
Profit from operations										945,256
Increase in fair value of investment properties	–	593,241	–	–	–	–	–	–		593,241
Finance costs										(34,167)
Non-operating income										38
										1,504,368
Share of profits less losses of associates										773,832
Share of profits less losses of jointly controlled entities	10,247	63,288	6,342	2,760	–	–	–	(1,647)		80,990
Profit before taxation										2,359,190
Income tax										(218,574)
Profit for the period										2,140,616

Notes on the Condensed Interim Financial Statements (unaudited)

3 SEGMENTAL INFORMATION (cont'd)

Geographical segments:

	Hong Kong HK$'000	The People's Republic of China ("PRC") HK$'000	Consolidated HK$'000
For the six months ended 31st December, 2005			
Turnover	**2,607,430**	**125,274**	**2,732,704**
Other revenue (excluding bank interest income)	**24,652**	**3,217**	**27,869**
External revenue	**2,632,082**	**128,491**	**2,760,573**
For the six months ended 31st December, 2004			
Turnover	2,367,891	193,925	2,561,816
Other revenue (excluding bank interest income)	18,272	1,718	19,990
External revenue	2,386,163	195,643	2,581,806

4 OTHER REVENUE AND OTHER NET (LOSS) / INCOME

	For the six months ended 31st December, 2005 HK$'000	2004 restated HK$'000
Other revenue:		
Interest income	**75,583**	22,814
Others	**15,950**	11,035
	91,533	33,849
Other net (loss)/income:		
Profit on disposal of fixed assets	**328**	5,309
Others	**(9,547)**	548
	(9,219)	5,857

Notes on the Condensed Interim Financial Statements (unaudited)

5 NON-OPERATING INCOME

	For the six months ended 31st December,	
	2005	2004
	HK$'000	HK$'000
Excess of interest in fair values of the acquirees' identifiable net assets over cost of business combination (Note (i))	**812,524**	—
Impairment loss on positive goodwill (Note (ii))	**(161,846)**	—
Net unrealised gain on other investments	—	24,056
Amortisation of goodwill	—	(24,344)
Others	**2,485**	326
	653,163	38

Note:

(i) The amount is arising from the privatisation of Henderson China Holdings Limited on 15th August, 2005.

(ii) On 8th December, 2005, a non wholly-owned subsidiary, Henderson Cyber Limited ("Henderson Cyber") was privatised jointly by the Group's subsidiary, Henderson Investment Limited ("Henderson Investment") and an associate, The Hong Kong and China Gas Company Limited. Upon the privatisation, there is an excess of Henderson Investment's total cost of acquisition over its interest in the net assets value of Henderson Cyber. This has given rise to goodwill of approximately HK$162 million. By reference to the cash flow forecast, the directors are of the opinion that the goodwill arising on the privatisation was impaired and full impairment loss was made as at 31st December, 2005.

6 PROFIT BEFORE TAXATION

The consolidated profit before taxation for the period is arrived at after charging/(crediting):

(a) Finance costs:

	For the six months ended 31st December,	
	2005	2004
	HK$'000	HK$'000
Interest on borrowings	**378,811**	87,625
Other borrowing costs	**18,359**	42,220
	397,170	129,845
Less: Amount capitalised*		
- interest on borrowings	**(177,122)**	(58,456)
- other borrowing costs	—	(37,222)
	220,048	34,167

* The borrowing costs have been capitalised at rates ranging from 4.16% to 4.40% (2004: from 1.28% to 1.68%) per annum.

Notes on the Condensed Interim Financial Statements (unaudited)

6 PROFIT BEFORE TAXATION (cont'd)

(b) Items other than those separately disclosed in notes 3 to 6(a):

	For the six months ended 31st December, 2005 HK$'000	2004 restated HK$'000
Amortisation and depreciation	**66,173**	66,517
Less: Amount capitalised	**(45)**	(13)
	66,128	66,504
Staff cost	**439,011**	407,955
Less: Amount capitalised	**—**	(16,164)
	439,011	391,791
Amortisation of land lease premium	**2,048**	2,048
Cost of sales		
- completed properties for sale	**250,376**	380,289
- inventories	**79,543**	68,412
Bad debts written off	**22**	10,750
Reversal of impairment loss on properties under development held for own use (Note 10(b))	**(22,324)**	—
Provision for diminution in value of completed properties for sale	**5,064**	—
Write-back of provision for diminution in value of completed properties for sale	**(14,227)**	—
Share of associates' taxation	**142,922**	167,249
Share of jointly controlled entities' taxation	**465,119**	9,926
Dividend income	**(3,090)**	(6,839)

Notes on the Condensed Interim Financial Statements (unaudited)

7 INCOME TAX

Income tax in the consolidated profit and loss account represents:

	For the six months ended 31st December,	
	2005	2004 restated
	HK$'000	HK$'000
Current tax		
- Provision for Hong Kong Profits Tax	**55,910**	114,391
- Provision for taxation outside Hong Kong	**9,460**	19,379
Deferred tax		
- Origination and reversal of temporary differences	**815,731**	84,804
	881,101	218,574

Provision for Hong Kong Profits Tax has been made at 17.5% (2004:17.5%) on the estimated assessable profits for the period.

Provision for taxation outside Hong Kong is provided for at the applicable rates of taxation for the period on the estimated assessable profits arising in the relevant foreign tax jurisdictions during the period.

8 DIVIDENDS

(a) Dividends attributable to the interim period:

	For the six months ended 31st December,	
	2005	2004
	HK$'000	HK$'000
Interim dividend declared after the interim period end of HK$0.40 per share (2004: HK$0.40 per share)	**725,832**	725,832

The interim dividend declared after the interim period end has not been recognised as a liability at the interim period end.

(b) Dividends attributable to the previous financial year, approved and paid during the interim period:

	For the six months ended 31st December,	
	2005	2004
	HK$'000	HK$'000
Final dividend in respect of the financial year ended 30th June 2005, approved and paid during the interim period of HK$0.6 per share (2004: HK$0.55 per share)	**1,088,748**	998,019

Notes on the Condensed Interim Financial Statements (unaudited)

9 EARNINGS PER SHARE

The calculation of earnings per share is based on the profit attributable to equity shareholders of the Company of HK$7,649,490,000 (2004 (restated): HK$1,788,644,000) and on 1,814,580,000 ordinary shares (2004: 1,814,580,000) in issue during the period. Diluted earnings per share for the period is not presented because the existence of outstanding guaranteed convertible notes during the six months ended 31st December, 2004 and 2005 has an anti-dilutive effect on the calculation of diluted earnings per share for the period.

10 FIXED ASSETS

(a) Additions

During the six months ended 31st December, 2005, the Group has obtained the possession of a property located in the PRC with a cost of HK$1,344,305,000. The acquisition is satisfied by the deposits of HK$1,177,406,000 paid in prior years and cash settlement of the remaining balance.

(b) Reversal of impairment losses

During the six months ended 31st December, 2005, based on the Group's assessment of the recoverable amount of a project site intended for hotel development purpose, reversal of impairment loss of HK$22,324,000 is credited to the profit and loss account.

(c) Valuation

The Group's investment properties were revalued as at 31st December, 2005 by an independent firm of professional surveyors, DTZ Debenham Tie Leung Limited, on an open market value basis in their existing state by reference to comparable market transactions and where appropriate on the basis of capitalisation of the net income allowing for reversionary income potential.

(d) Assets pledged for security

The Group's toll highway operation rights of HK$544,250,000 (30th June, 2005: HK$561,595,000) are pledged as securities for certain bank loans.

11 INSTALMENTS RECEIVABLE

(a) This represents the principal content of instalments receivable from the sale of flats after twelve months from the balance sheet date. The amounts receivable within twelve months from the balance sheet date are included under current assets.

(b) The ageing analysis of instalments receivable within twelve months from the balance sheet date (net of impairment loss) is as follows:

	At 31st December, 2005 HK$'000	At 30th June, 2005 HK$'000
Under 1 month overdue	**293,224**	476,590
More than 1 month overdue and up to 3 months overdue	**2,208**	2,400
More than 3 months overdue and up to 6 months overdue	**1,528**	1,784
More than 6 months overdue	**17,849**	16,488
	314,809	497,262

Notes on the Condensed Interim Financial Statements (unaudited)

12 COMPLETED PROPERTIES FOR SALE

The completed properties for sale include properties of HK$1,508,808,000 (30th June, 2005: HK$1,551,752,000) carried at net realisable value.

13 DEBTORS, PREPAYMENTS AND DEPOSITS

The Group maintains a defined credit policy. Considerations in respect of sold properties are payable by the purchasers pursuant to the terms of the sale and purchase agreements. Monthly rents in respect of leasing properties are payable in advance by tenants. Housing instalment and other trade debtors settle their accounts according to the payment terms as stated in the contracts. An ageing analysis of trade debtors is prepared on a regular basis and is closely monitored to minimise any credit risk associated with receivables.

The ageing analysis of trade debtors (net of impairment loss) is as follows:

	At 31st December, 2005 HK$'000	At 30th June, 2005 HK$'000
Under 1 month overdue	**88,703**	206,696
More than 1 month overdue and up to 3 months overdue	**79,361**	31,502
More than 3 months overdue and up to 6 months overdue	**60,441**	14,069
More than 6 months overdue	**191,699**	142,383
	420,204	394,650
Prepayments, deposits and other receivables	**886,218**	941,787
Amounts due from associates	**33,274**	203,505
Amounts due from jointly controlled entities	**447,172**	27,097
	1,786,868	1,567,039

14 CASH AND CASH EQUIVALENTS

	At 31st December, 2005 HK$'000	At 30th June, 2005 HK$'000
Deposits with banks and other financial institutions	**3,708,621**	4,023,276
Cash at bank and in hand	**1,794,433**	312,182
Cash and cash equivalents in the balance sheet	**5,503,054**	4,335,458
Bank overdrafts	**(179,136)**	(104,285)
Cash and cash equivalents in the consolidated cash flow statement	**5,323,918**	4,231,173

15 CREDITORS AND ACCRUED EXPENSES

The ageing analysis of trade creditors is as follows:

	At 31st December, 2005 HK$'000	At 30th June, 2005 HK$'000
Due within 1 month and on demand	**401,172**	353,405
Due after 1 month but within 3 months	**237,889**	121,949
Due after 3 months but within 6 months	**263,021**	40,607
Due after 6 months	**523,222**	591,243
	1,425,304	1,107,204
Other payables and accrued expenses	**981,712**	620,230
Amounts due to associates	**27,937**	55,151
Amounts due to jointly controlled entities	**31,687**	23,206
	2,466,640	1,805,791

Notes on the Condensed Interim Financial Statements (unaudited)

16 SHARE CAPITAL

	Number of shares		Nominal value	
	At 31st December, 2005	At 30th June, 2005	**At 31st December, 2005**	At 30th June, 2005
	'000	'000	**HK$'000**	HK$'000
Authorised				
Ordinary shares of HK$2.00 each	**2,600,000**	2,600,000	**5,200,000**	5,200,000
Issued and fully paid				
Ordinary shares of HK$2.00 each	**1,814,580**	1,814,580	**3,629,160**	3,629,160

17 COMMITMENTS

At 31st December, 2005, the Group had commitments not provided for in these condensed interim financial statements as follows:

	At 31st December, 2005	At 30th June, 2005
	HK$'000	HK$'000
(i) Contracted for acquisition of property and future development expenditure and the related costs of internal fixtures and fittings	**722,964**	638,106
(ii) Contracted obligations to fund the subsidiaries and associates established outside Hong Kong	**1,235,268**	1,691,279
(iii) Future development expenditure and the related costs of internal fixtures and fittings approved by the directors but not contracted for	**5,103,080**	4,859,480
	7,061,312	7,188,865

17 COMMITMENTS (cont'd)

Based on information available at the balance sheet date, the directors estimate that the Group's commitments disclosed above are payable as follows:

	At 31st December, 2005 HK$'000	At 30th June, 2005 HK$'000
Within 1 year	**2,411,873**	2,341,168
After 1 year but within 2 years	**2,711,371**	2,664,587
After 2 years	**1,938,068**	2,183,110
	7,061,312	7,188,865

18 SIGNIFICANT LEASING ARRANGEMENTS

At 31st December, 2005, the Group's total future minimum lease payments under non-cancellable operating leases are payable as follows:

(i) Building facilities

	At 31st December, 2005 HK$'000	At 30th June, 2005 HK$'000
Within 1 year	**37,557**	37,642
After 1 year but within 5 years	**74,903**	74,996
After 5 years	**6,190**	13,703
	118,650	126,341

(ii) Telecommunications network facilities

	At 31st December, 2005 HK$'000	At 30th June, 2005 HK$'000
Within 1 year	**852**	694
After 1 year but within 5 years	**—**	48
	852	742

Notes on the Condensed Interim Financial Statements (unaudited)

19 CONTINGENT LIABILITIES

As at 31st December, 2005, contingent liabilities of the Group were as follows:

	At 31st December, 2005 HK$'000	At 30th June, 2005 HK$'000
(a) Guarantees given by the Company and its subsidiaries to financial institutions on behalf of purchasers of flats	**138,732**	162,189
(b) Guarantees given by the Company to banks to secure banking facilities of an associate and a jointly controlled entity	**1,911,954**	2,241,017
	2,050,686	2,403,206

(c) At 31st December, 2005, the Group had contingent liabilities in respect of performance bonds to guarantee for a due and proper performance of the subsidiaries' obligations amounting to HK$53,390,000 (30th June, 2005: HK$73,090,000).

20 MATERIAL RELATED PARTY TRANSACTIONS

(a) Transactions with fellow subsidiaries

Details of material related party transactions between the Group and its fellow subsidiaries are as follows:

	For the six months ended 31st December,	
	2005 HK$'000	2004 HK$'000
Other interest expense (note ii)	**21,638**	4,711

(b) Transactions with associates and jointly controlled entities

Details of material related party transactions between the Group and its associates and jointly controlled entities are as follows:

	For the six months ended 31st December,	
	2005 HK$'000	2004 HK$'000
Other interest income (note ii)	**31,853**	17,171
Building construction income (note iii)	**739,393**	267,736
Professional fee income (note i)	**8,763**	31,938
Sales commission income (note i)	**16,811**	125,709
Rental expenses (note i)	**16,455**	12,649

20 MATERIAL RELATED PARTY TRANSACTIONS (cont'd)

(c) Transactions with related companies

Details of material related party transactions between the Group and its related companies which represented trust funds managed by the directors of the Group are as follows:

	For the six months ended 31st December,	
	2005	2004
	HK$'000	HK$'000
Building management service income (note i)	**12,465**	1,876
Rental commission income (note i)	**6,070**	4,087

In addition, the Group and one of its related companies entered into a rental agreement dated 30th March, 2004 for leasing certain units of the Group's investment properties with a monthly rental charged at 8% of the tenant's monthly turnover. The total rental income and receivable from the related company during the interim period and as at 31st December, 2005 are HK$474,000 and HK$1,109,000 respectively.

Notes:

(i) These transactions were carried out on normal commercial terms and in the ordinary course of business.

(ii) Interest income and expenses are calculated on the balance of loans outstanding from time to time by reference to Hong Kong Inter-Bank Offer Rate or prime rate.

(iii) These transactions represent cost reimbursements plus certain percentage thereon as service fees.

(d) Transactions with companies controlled by a director of the Company

Mr. Lee Ka Kit, a director of the Company, through companies controlled or owned by him has separate interests in certain subsidiaries and associates of the Company or the Group and through which the Group holds its interest in certain development projects in the PRC. Mr. Lee through companies controlled or owned by him had provided finance in the form of advances to these subsidiaries and associates in accordance with the percentage of his equity interest in these companies. At 31st December, 2005, the advances made to these subsidiaries and associates through companies controlled or owned by Mr. Lee amounting to HK$734,927,000 (30th June, 2005: HK$472,128,000) and HK$537,055,000 (30th June, 2005: HK$537,055,000) respectively are unsecured. No interest is charged to these subsidiaries and associates by the companies controlled or owned by Mr. Lee under such arrangements during the period ended 31st December, 2004 and 2005.

21 COMPARATIVE FIGURES

Certain comparative figures have been adjusted as a result of the changes in accounting policies. Further details are disclosed in note 2.

In addition, certain comparative figures have also been reclassified to conform with the current period's presentation.

Financial Review

REVIEW OF RESULTS

During the six-month period which ended on 31st December, 2005, the Group's turnover amounted to approximately HK$2,733 million, representing an increase of 7% when compared to that recorded in the corresponding period ended 31st December, 2004. Profit attributable to equity shareholders of the Company amounted to approximately HK$7,649 million in the period under review, showing an increase of 328% from the restated profit of HK$1,789 million (previously stated as HK$1,296 million) which was recorded in the corresponding period of the previous financial year. As from the financial year under review, the Group has started to adopt Hong Kong Accounting Standard 16 "Property, Plant and Equipment" ("HKAS 16"), Hong Kong Accounting Standard 17 "Leases" ("HKAS 17"), Hong Kong Accounting Standard 39 "Financial Instruments: Recognition and Measurement" ("HKAS 39") and HK Interpretation 2 "The Appropriate Accounting Policies for Hotel Properties" ("HK Int 2"), which all had their respective effects on the interim results of the Group and also led to the above-mentioned restatement of profit for the previous financial year. The Group's attributable profit excluding the impact of adopting Hong Kong Accounting Standard 40 "Investment Property" ("HKAS 40") and HK (SIC) Interpretation 21 "Income taxes - recovery of revalued non-depreciable assets" ("HK (SIC) Int 21") on investment properties and income taxes amounted to HK$2,358 million, representing an increase of 83% over the restated figure of HK$1,286 million in the corresponding period of the year.

Turnover of the Group's property development segment recorded in the six-month period under review amounted to approximately HK$403 million which represented a decrease of 29% when compared to that recorded during the corresponding period of the previous financial year. In part, this reflects the marketing policy of the Group whereby certain property units of the Group's projects were promoted for sale only after completion. This business segment recorded a profit contribution of HK$117 million during the period under review as compared to the figure of HK$119 million that was recorded in the corresponding period of the previous financial year.

Gross rental revenue including attributable contributions from rental properties owned by subsidiaries and jointly controlled entities amounted to approximately HK$1,293 million in the interim period under review as compared to HK$1,214 million recorded in the corresponding period of the previous financial year, reflecting an increase of 6.5% under improving local economic conditions. Profit contribution from operation relating to property rental of the Group including attributable contributions from rental properties owned by subsidiaries and jointly controlled entities amounted to approximately HK$766 million in the six-month period under review and showed an increase of 4% from the figure of HK$735 million that was recorded in the corresponding period of the previous financial year.

Due to the adoption of HKAS 40, the subsidiaries of the Group recorded an amount of HK$5,019 million in respect of increase in fair value of investment properties in the financial period under review (corresponding period in FY2004 restated: HK$593 million).

Profit from the finance segment of the Group, which was mainly attributed to interest received on property mortgage loans from purchasers of the Group's development units, amounted to approximately HK$70 million in the interim period under review as compared to HK$42 million that was recorded in the corresponding period of the previous financial year.

Building construction activities of the Group which are mainly catered to the developments participated by the Group contributed approximately HK$15 million in profit in the interim period under review representing a decrease of 72% over that recorded in the corresponding period of the previous financial year.

The Group's segmental result from its investment in infrastructure projects in Mainland China, mainly operated under China Investment Group Limited, amounted to approximately HK$52 million as compared to HK$107 million recorded for the corresponding period of the previous financial year mainly due to reduced traffic volume of a toll bridge in Hangzhou as a result of repair and maintenance work in progress.

Profit contribution from hotel operation of the Group showed an increase of 13% in the interim period under review as compared to the restated figure in the corresponding period of the previous financial year and amounted to approximately HK$24 million. Also, the Group's department store operation benefited from increased consumer spending and reported a satisfactory growth in profit.

The segment of other activities of the Group registered a combined loss of approximately HK$62 million in the financial period under review as compared to a profit of HK$58 million which was recorded in the corresponding period of the previous financial year.

Share of profits less losses of associates net of taxation of the Group amounted to approximately HK$1,101 million, representing an increase of 42% as compared to that recorded in the corresponding period of the previous financial year. Such share of profits less losses figures include HK$313 million increase in fair value of investment properties (corresponding period in FY2004 restated: HK$95 million) as a result of the adoption of HKAS 40 by the associates of the Group. In particular, the Group's share of profit net of taxation from the three listed associates amounted to HK$1,010 million in the period under review as compared to the restated HK$670 million recorded in the corresponding period of the previous financial year. Such share of profits less losses figures include an amount of HK$223 million representing increase in fair value of investment properties (corresponding period in FY2004 restated: HK$119 million) as a result of the adoption of HKAS 40 by the three listed associates. Share of profits less losses net of taxation of jointly controlled entities of the Group which are mainly engaged in property development and property investment activities showed significant improvement and amounted to approximately HK$2,217 million as compared to HK$81 million in the corresponding period of the previous financial year. The increase of such share of profits less losses figures was partly due to substantial attributable share of profits arising from the sale of part of the Grand Promenade project. Moreover, the figures include an amount of HK$1,810 million representing attributable share of increase in fair value of investment properties, being mainly International Finance Centre, as a result of the adoption of HKAS 40 (corresponding period in FY2004 restated: nil).

As a result of privatization of Henderson China Holdings Limited and Henderson Cyber Limited, the Group recorded approximately HK$813 million gain and around HK$162 million impairment loss respectively.

FINANCIAL RESOURCES AND LIQUIDITY

As at 31st December, 2005, shareholders' funds of the Group amounted to approximately HK$72,478 million, representing an increase of 10% when compared with the restated shareholders' funds of HK$65,692 million as at 30th June, 2005 (previously stated as HK$66,699 million). The Group is in a strong financial position and possesses a large capital base whilst the net debt position was maintained at a low level in comparison. The Group's total net bank borrowings together with outstanding amount in Guaranteed Convertible Notes, after deducting cash holdings of approximately HK$5,523 million, amounted to approximately HK$12,231 million as at the end of the period under review. All of the Group's borrowings were unsecured except for a very small portion of the bank borrowings related to a subsidiary of the Group. The vast majority of the borrowings were obtained on a committed term basis. With substantial committed banking facilities in place and continuous cash inflow from a solid recurrent income base, the Group has adequate financial resources for funding its ongoing operations as well as its future expansion.

Apart from the aforesaid privatization of Henderson China Holdings Limited and Henderson Cyber Limited, the Group did not undertake any significant acquisition or disposal of assets outside its core business during the interim period under review.

LOAN MATURITY PROFILE

The maturity profile of the Group's bank loans and borrowings outstanding as at 31st December, 2005 and 30th June, 2005 respectively are summarised as follows and are shown together with outstanding Guaranteed Convertible Notes:

	As at 31st December, 2005 HK$'000	As at 30th June, 2005 (restated) HK$'000
Bank Loans and Borrowings Repayable:		
Within 1 year	**4,393,283**	3,097,364
After 1 year but within 2 years	**3,346,086**	4,920,139
After 2 years but within 5 years	**5,362,467**	6,744,260
After 5 years	**4,497,510**	1,250,000
Guaranteed Convertible Notes	**154,472**	186,875
Total Bank Loans and Borrowings and Guaranteed Convertible Notes	**17,753,818**	16,198,638
Less: Cash At Bank and In Hand	**(5,523,259)**	(4,355,663)
Total Net Bank Borrowings & Guaranteed Convertible Notes Outstanding	**12,230,559**	11,842,975

GEARING RATIO

As interest rate continued to move upward during the period under review, the Group had adopted a more prudent financial management strategy. As at the end of the interim period under review, the gearing ratio of the Group which was calculated on the basis of total net bank borrowings and Guaranteed Convertible Notes Outstanding as a ratio of the Group's shareholders' funds decreased to 17% as at 31st December, 2005 as compared to 18% that was registered as at the end of the previous financial year. The Group's profit from operations of HK$746 million, when added to an aggregate amount of HK$1,804 million representing the Group's share of operating profits less losses of associates as well as jointly controlled entities, covered the interest expense before capitalization of HK$379 million (corresponding period in FY2004: HK$88 million) by 7 times (corresponding period in FY2004 restated: 22 times).

INTEREST RATE EXPOSURE AND EXCHANGE RATE EXPOSURE

The Group's financing and treasury activities were managed centrally at the corporate level. Financing facilities extended to the Group were mainly denominated in Hong Kong Dollars. Bank loans and borrowings of the Group, which are primarily obtained from international banks in Hong Kong with interests chargeable mainly based on certain agreed interest margins over the Hong Kong Interbank Offer Rate, are therefore mainly of floating rate in nature. In order to contain its borrowing costs, the Group will consider making use of interest rate swap instruments, when appropriate, to lock in short to medium term interest rates for a portion of the Group's floating rate borrowings.

In respect of the Group's business activities in Mainland China that are conducted through its subsidiaries, a portion of the borrowings was denominated in Renminbi during the financial year under review. Also, certain portion of bank borrowings obtained by the Group's subsidiary, China Investment Group Limited, was denominated in Renminbi to finance its infrastructure projects in Mainland China. As a whole, however, the core operations of the Group can therefore be considered as being not exposed to foreign exchange rate risk to any significant extent. The use of financial derivative instruments is strictly controlled and is solely for hedging the Group's interest rate and foreign currency exchange rate exposures in connection with its borrowings, and the Group did not enter into any currency swap agreement during the period under review.

CAPITAL COMMITMENTS

As at 31st December, 2005, capital commitments of the Group totally amounted to HK$7,061 million as compared with HK$7,189 million that was recorded as at 30th June, 2005. Out of the total capital commitments of the Group, the future development expenditure in both Hong Kong and Mainland China approved by the directors but not contracted for as at the end of the financial period under review amounted to HK$5,103 million and this compares with HK$4,860 million that was recorded as at 30th June, 2005.

CONTINGENT LIABILITIES

Contingent liabilities of the Group totally amounted to approximately HK$2,104 million as at 31st December, 2005, representing a decrease of 15% as compared to approximately HK$2,476 million that was outstanding as at 30th June, 2005. These mainly comprised guarantees given by Henderson Land Development Company Limited to commercial banks to secure banking facilities granted to an associate and a jointly controlled entity of the Group.

USE OF CAPITAL AND FUNDING

Capital of the Company and retained profits of the Group will continue to be put to good use to develop the Group's business. The Group has adequate capital resources and abundant unutilised banking facilities for funding its ongoing operations and further expansion.

EMPLOYEES

As at 31st December, 2005, the number of full-time employees of the Group was about 6,600, which remained static when compared with that as at 31st December, 2004. The remuneration of employees was in line with the market trend and commensurable to the level of pay in the industry. Discretionary year-end bonus was paid to employees based on individual performance. Other benefits to employees include medical insurance, retirement scheme, training programmes and educational subsidies.

Total staff costs amounted to HK$439 million for the six-month period which ended on 31st December, 2005 and HK$408 million for the corresponding period of last year.

Other Information

REVOLVING CREDIT AGREEMENT WITH COVENANTS OF THE CONTROLLING SHAREHOLDERS

As disclosed in the Company's announcement dated 17th September, 2004, a wholly-owned subsidiary of the Company and a wholly-owned subsidiary of Henderson Investment Limited ("HI"), as several borrowers, have obtained a HK$10,000,000,000 revolving credit facility that consists of a 5-year and a 7-year tranche in equal amount (the "Facility") from a syndicate of banks under the respective several guarantees given by the Company and HI.

In connection with the Facility, it will be an event of default if the Company ceases to own and control at least 51 per cent. of the issued equity share capital of HI or if either the Company or HI ceases to be ultimately controlled by Dr. Lee Shau Kee and/or his family and/or companies controlled by any of them or any trust in which Dr. Lee Shau Kee and/or his family and or companies controlled by any of them are beneficiaries. If any event of default occurs, the Facility may become due and payable on demand.

FINANCIAL ASSISTANCE TO AFFILIATED COMPANIES

As at 31st December, 2005, the issued share capital of the Company comprised 1,814,580,000 shares. Based on the average closing price of the Company's shares of HK$36.77 per share by reference to The Stock Exchange of Hong Kong Limited's daily quotation sheets for the trading days from 22nd December, 2005 to 30th December, 2005 (both days inclusive) being the five business days immediately preceding 31st December, 2005, the total market capitalisation of the Company was approximately HK$66,722 million (the "Market Capitalisation") as at 31st December, 2005.

As at 31st December, 2005, the Group had provided financial assistance to, and guarantees for certain affiliated companies amounting to HK$14,589.43 million in aggregate exceeding 8 per cent. of the Market Capitalisation (being the applicable threshold before the Listing Rules revised on 1st March, 2006). In accordance with Rule 13.22 of the Listing Rules, the combined balance sheet of and the Group's attributable interest in these affiliated companies as at 31st December, 2005 are set out as follows:

	Combined HK$ million	The Group's attributable interest HK$ million
Non-current assets	47,830	15,353
Current assets	13,314	5,669
Current liabilities	(7,062)	(2,801)
Net current assets	6,252	2,868
Total assets less current liabilities	54,082	18,221
Non-current liabilities	(38,399)	(12,494)
Net assets	15,683	5,727

REVIEW OF INTERIM RESULTS

The unaudited interim results for the six months ended 31st December, 2005 have been reviewed by the auditors of the Company, Messrs. KPMG, the report of which is included on page 54.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the period under review, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company's listed securities.

Subsequent to the period under review, Henson International Finance Limited, a wholly-owned subsidiary of the Company, effected the full redemption of the remaining 1% guaranteed convertible notes due 2006 on 9th February, 2006, the maturity date, in the principal amount of HK$188,700,000 at 82% (as fixed under the terms thereof) which, together with accrued interest, amounted to HK$155,677,500.

AUDIT COMMITTEE

The Audit Committee met in March 2006 and reviewed the systems of internal control and compliance and the interim report for the period ended 31st December, 2005.

CODE ON CORPORATE GOVERNANCE PRACTICES

During the six months ended 31st December, 2005, the Company has complied with the Code on Corporate Governance Practices (the "CGP Code") as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), except that the roles of the chairman and the chief executive officer of the Company are not separate under code provision A.2.1 of the CGP Code. The Company is of the view that it is in the best interest of the Company that Dr. Lee Shau Kee, with his profound expertise in the property business, shall continue in his dual capacity as the Chairman and Managing Director.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code of the Listing Rules as the code for dealing in securities of the Company by the Directors (the "Model Code"). Having made specific enquiry, the Company confirmed that all Directors have complied with the required standard as set out in the Model Code.

By Order of the Board
Timon LIU Cheung Yuen
Company Secretary

Hong Kong, 22nd March, 2006

As at the date of this report, the Board comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, John Yip Ying Chee, Alexander Au Siu Kee, Ho Wing Fun, Suen Kwok Lam, Lee King Yue, Fung Lee Woon King, Leung Sing, Eddie Lau Yum Chuen, Li Ning and Patrick Kwok Ping Ho; (2) non-executive directors: Lo Tak Shing, Woo Po Shing, Leung Hay Man, Angelina Lee Pui Ling, Lee Tat Man, Kan Fook Yee, Vincent Liang (as alternate to Lo Tak Shing) and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.

Disclosure of Interests

DIRECTORS' INTERESTS IN SHARES

As at 31st December, 2005, the interests and short positions of each Director of the Company in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) as recorded in the register required to be kept under Section 352 of the SFO or which were notified to the Company or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies were as follows:

Ordinary Shares (unless otherwise specified)

Long Positions

Name of Company	Name of Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% Interest
Henderson Land Development Company Limited	Lee Shau Kee	1			1,122,938,300		1,122,938,300	61.88
	Lee Ka Kit	1				1,122,938,300	1,122,938,300	61.88
	Lee Ka Shing	1				1,122,938,300	1,122,938,300	61.88
	Li Ning	1		1,122,938,300			1,122,938,300	61.88
	Lee Tat Man	2	498,000				498,000	0.03
	Lo Tak Shing	3	11,000				11,000	0.00
	Lee Pui Ling, Angelina	4	30,000				30,000	0.00
	Kan Fook Yee	5		24,000			24,000	0.00
	Lee King Yue	6	42,900		19,800		62,700	0.00
	Fung Lee Woon King	7	1,000,000				1,000,000	0.06
	Leung Sing	8	85,600				85,600	0.00
	Ho Wing Fun	9	100				100	0.00
	Woo Ka Biu, Jackson	10		2,000			2,000	0.00
Henderson Investment Limited	Lee Shau Kee	11	34,779,936		2,075,859,007		2,110,638,943	74.92
	Lee Ka Kit	11				2,075,859,007	2,075,859,007	73.68
	Lee Ka Shing	11				2,075,859,007	2,075,859,007	73.68
	Li Ning	11		2,075,859,007			2,075,859,007	73.68
	Lee Tat Man	12	6,666				6,666	0.00
	Lo Tak Shing	13	404,375				404,375	0.01
	Lee King Yue	14	1,001,739				1,001,739	0.04
	Leung Sing	15	150,000				150,000	0.01
	Ho Wing Fun	16	1,100				1,100	0.00

Ordinary Shares (unless otherwise specified) (cont'd)

Long Positions

Name of Company	Name of Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% Interest
Best Homes Limited	Lee Shau Kee	28			26,000		26,000	100.00
	Lee Ka Kit	28				26,000	26,000	100.00
	Lee Ka Shing	28				26,000	26,000	100.00
	Li Ning	28		26,000			26,000	100.00
China Investment Group Limited	Woo Ka Biu, Jackson	29			16,000		16,000	5.33
Drinkwater Investment Limited	Leung Hay Man	30			5,000		5,000	4.49
	Woo Po Shing	31			3,250		3,250	2.92
Feswin Investment Limited	Lee Ka Kit	32			5,000	5,000	10,000	100.00
Fordley Investment Limited	Fung Lee Woon King	33	2,000				2,000	20.00
Gain Base Development Limited	Fung Lee Woon King	34	50				50	5.00
Henfield Properties Limited	Lee Ka Kit	35			4,000	6,000	10,000	100.00
Heyield Estate Limited	Lee Shau Kee	36			100		100	100.00
	Lee Ka Kit	36				100	100	100.00
	Lee Ka Shing	36				100	100	100.00
	Li Ning	36		100			100	100.00

Ordinary Shares (unless otherwise specified) (cont'd)

Long Positions

Name of Company	Name of Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% Interest
Maxfine Development Limited	Lee Ka Kit	37			3,050*	3,050*	3,050	33.33
Perlin Development Limited	Lee Ka Kit	38			5	5	10	100.00
Pettystar Investment Limited	Lee Shau Kee	39			3,240		3,240	80.00
	Lee Ka Kit	39				3,240	3,240	80.00
	Lee Ka Shing	39				3,240	3,240	80.00
	Li Ning	39		3,240			3,240	80.00
Quickcentre Properties Limited	Lee Ka Kit	40			1	1	2	100.00
Shellson International Limited	Lee Ka Kit	41			25	75	100	100.00

* relate to the same shares

Save as disclosed above, none of the Directors or Chief Executive of the Company or their associates had any interests or short positions in any shares, underlying shares or debentures of the Company or any of its associated corporations as defined in the SFO.

ARRANGEMENTS TO PURCHASE SHARES OR DEBENTURES

At no time during the period ended 31st December, 2005 was the Company or any of its holding companies, subsidiary companies or fellow subsidiaries a party to any arrangement to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

SUBSTANTIAL SHAREHOLDERS' AND OTHERS' INTERESTS

As at 31st December, 2005, the interests and short positions of every person, other than Directors of the Company, in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO were as follows:

Long Positions

	No. of shares in which interested	% Interest
Substantial Shareholders:		
Rimmer (Cayman) Limited (Note 1)	1,122,938,300	61.88
Riddick (Cayman) Limited (Note 1)	1,122,938,300	61.88
Hopkins (Cayman) Limited (Note 1)	1,122,938,300	61.88
Henderson Development Limited (Note 1)	1,122,745,800	61.87
Yamina Investment Limited (Note 1)	538,437,300	29.67
Believegood Limited (Note 1)	222,045,300	12.24
South Base Limited (Note 1)	222,045,300	12.24
Person other than Substantial Shareholders:		
Cameron Enterprise Inc. (Note 1)	145,090,000	8.00

Notes:

1 Of these shares, (i) 570,743,800 shares were owned by Henderson Development Limited ("HD"); (ii) 7,962,100 shares were owned by Sandra Investment Limited which was a wholly-owned subsidiary of HD; (iii) 145,090,000 shares were owned by Cameron Enterprise Inc.; 222,045,300 shares were owned by Believegood Limited which was wholly-owned by South Base Limited; 61,302,000 shares were owned by Prosglass Investment Limited which was wholly-owned by Jayasia Investments Limited; 55,000,000 shares were owned by Fancy Eye Limited which was wholly-owned by Mei Yu Ltd.; 55,000,000 shares were owned by Spreadral Limited which was wholly-owned by World Crest Ltd.; and Cameron Enterprise Inc., South Base Limited, Jayasia Investments Limited, Mei Yu Ltd. and World Crest Ltd. were wholly-owned subsidiaries of Yamina Investment Limited which in turn was 100% held by HD; (iv) 5,602,600 shares were owned by Superfun Enterprises Limited, a wholly-owned subsidiary of The Hong Kong and China Gas Company Limited ("China Gas") which was 37.62% held by Henderson Investment Limited ("HI"). HI was 73.48% held by Henderson Land Development Company Limited ("HL") which in turn was 61.87% held by HD; and (v) 192,500 shares were owned by Fu Sang Company Limited ("Fu Sang"). Hopkins (Cayman) Limited ("Hopkins") as trustee of a unit trust (the "Unit Trust") owned all the issued ordinary shares of HD and Fu Sang. Rimmer (Cayman) Limited ("Rimmer") and Riddick (Cayman) Limited ("Riddick"), as trustees of respective discretionary trusts, held units in the Unit Trust. The entire issued share capital of Hopkins, Rimmer and Riddick were owned by Dr. Lee Shau Kee. Dr. Lee Shau Kee was taken to be interested in these shares by virtue of the Securities and Futures Ordinance ("SFO"). As directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

2 Mr. Lee Tat Man was the beneficial owner of these shares.

3 The Hon. Lo Tak Shing was the beneficial owner of these shares.

4 Mrs. Lee Pui Ling, Angelina was the beneficial owner of these shares.

5 These shares were owned by the wife of Mr. Kan Fook Yee.

6 Mr. Lee King Yue was the beneficial owner of 42,900 shares, and the remaining 19,800 shares were held by Ngan Hei Development Company Limited which was 50% each owned by Mr. Lee King Yue and his wife.

7 Madam Fung Lee Woon King was the beneficial owner of these shares.

8 Mr. Leung Sing was the beneficial owner of these shares.

9 Mr. Ho Wing Fun was the beneficial owner of these shares.

10 These shares were owned by the wife of Mr. Woo Ka Biu, Jackson.

11 Of these shares, Dr. Lee Shau Kee was the beneficial owner of 34,779,936 shares, and for the remaining 2,075,859,007 shares, (i) 802,854,200 shares, 602,168,418 shares, 363,328,900 shares, 217,250,000 shares and 84,642,341 shares were respectively owned by Banshing Investment Limited, Markshing Investment Limited, Covite Investment Limited, Gainwise Investment Limited and Darnman Investment Limited, all of which were wholly-owned subsidiaries of Kingslee S.A. which in turn was 100% held by HL; and (ii) 5,615,148 shares were owned by Fu Sang. Dr. Lee Shau Kee was taken to be interested in HL and Fu Sang as set out in Note 1 and HI by virtue of the SFO. As directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

12 Mr. Lee Tat Man was the beneficial owner of these shares.

13 The Hon. Lo Tak Shing was the beneficial owner of these shares.

14 Mr. Lee King Yue was the beneficial owner of these shares.

15 Mr. Leung Sing was the beneficial owner of these shares.

16 Mr. Ho Wing Fun was the beneficial owner of these shares.

17 Of these shares, Dr. Lee Shau Kee was the beneficial owner of 3,226,174 shares, and for the remaining 2,157,017,776 shares, (i) 1,159,024,597 shares and 484,225,002 shares were respectively owned by Disralei Investment Limited and Medley Investment Limited, both of which were wholly-owned subsidiaries of Timpani Investments Limited which was 100% held by HI; (ii) 429,321,946 shares were owned by Macrostar Investment Limited, a wholly-owned subsidiary of HI; (iii) 3,966,472 shares were owned by Boldwin Enterprises Limited, a wholly-owned subsidiary of Yamina Investment Limited which was 100% held by HD; and (iv) 80,479,759 shares were owned by Fu Sang. Dr. Lee Shau Kee was taken to be interested in HI, HD and Fu Sang as set out in Notes 1 and 11 and China Gas by virtue of the SFO. As directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

18 Of these shares, Dr. Lee Shau Kee was the beneficial owner of 7,799,220 shares, and for the remaining 111,636,090 shares, (i) 23,400,000 shares each were respectively owned by Graf Investment Limited, Mount Sherpa Limited and Paillard Investment Limited, all of which were wholly-owned subsidiaries of Pataca Enterprises Limited which in turn was 100% held by HI; and (ii) 41,436,090 shares were held by Wiselin Investment Limited, a wholly-owned subsidiary of Max-mercan Investment Limited which in turn was 100% held by HI. Dr. Lee Shau Kee was taken to be interested in HI as set out in Note 11 and Hong Kong Ferry (Holdings) Company Limited by virtue of the SFO. As directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

19 Mr. Lam Ko Yin, Colin was the beneficial owner of these shares.

20 Madam Fung Lee Woon King was the beneficial owner of these shares.

21 Mr. Leung Hay Man was the beneficial owner of these shares.

22 Of these shares, 100,612,750 shares, 79,121,500 shares and 75,454,000 shares were respectively owned by Higgins Holdings Limited, Multiglade Holdings Limited and Threadwell Limited, all of which were wholly-owned subsidiaries of Aynbury Investments Limited which in turn was 100% held by HI. Dr. Lee Shau Kee was taken to be interested in HI as set out in Note 11 and Miramar Hotel and Investment Company, Limited by virtue of the SFO. As directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

23 These shares were owned by the wife of Mr. Kan Fook Yee.

24 Of these shares, Sir Po-shing Woo was the beneficial owner of 2,705,000 shares, and the remaining 2,455,000 shares were held by Fong Fun Company Limited which was 50% owned by Sir Po-shing Woo.

25 These shares were held by Hopkins as trustee of the Unit Trust.

26 These shares were held by Hopkins as trustee of the Unit Trust.

27 Of these shares, Dr. Lee Shau Kee was the beneficial owner of 35,000,000 shares, and the remaining 15,000,000 shares were owned by Fu Sang.

28 Of these shares, (i) 10,400 shares were owned by HL; (ii) 2,600 shares were owned by HD; and (iii) 13,000 shares were owned by Manifest Investments Limited which was 50% held by Wealth Sand Limited which in turn was 70% held by Firban Limited. Firban Limited was 50% held by each of Perfect Bright Properties Inc. and Furnline Limited, both of which were wholly-owned subsidiaries of Jetwin International Limited. Triton (Cayman) Limited as trustee of a unit trust owned all the issued share capital of Jetwin International Limited. Triumph (Cayman) Limited and Victory (Cayman) Limited, as trustees of respective discretionary trusts, held units in the unit trust. The entire share capital of Triton (Cayman) Limited, Triumph (Cayman) Limited and Victory (Cayman) Limited were owned by Dr. Lee Shau Kee who was taken to be interested in such shares by virtue of the SFO. As discretionary beneficiaries of the discretionary trusts holding units in such unit trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in such shares by virtue of the SFO. As the spouse of a discretionary beneficiary of the discretionary trusts holding units in such unit trust, Mr. Li Ning was taken to be interested in such shares by virtue of the SFO.

29 These shares were held by Pearl Assets Limited which was 60% owned by Mr. Woo Ka Biu, Jackson.

30 These shares were held by Gilbert Investment Inc. which was wholly-owned by Mr. Leung Hay Man.

31 These shares were held by Coningham Investment Inc. which was wholly-owned by Fong Fun Investment Inc. of which 50% was owned by Sir Po-shing Woo and 50% by his wife.

32 Of these shares, (i) 5,000 shares were owned by Applecross Limited which was wholly-owned by Mr. Lee Ka Kit; and (ii) 5,000 shares were owned by Henderson (China) Investment Company Limited, a wholly-owned subsidiary of Andcoe Limited which was wholly-owned by Henderson China Holdings Limited ("HC"), an indirect wholly-owned subsidiary of HL.

33 Madam Fung Lee Woon King was the beneficial owner of these shares.

34 Madam Fung Lee Woon King was the beneficial owner of these shares.

35 Of these shares, (i) 4,000 shares were owned by Applecross Limited which was wholly-owned by Mr. Lee Ka Kit; and (ii) 6,000 shares were owned by Henderson (China) Investment Company Limited, a wholly-owned subsidiary of Andcoe Limited which was wholly-owned by HC.

36 Of these shares, (i) 80 shares were owned by Tactwin Development Limited, a wholly-owned subsidiary of HL; (ii) 10 shares were owned by Henderson Finance Company Limited, a wholly-owned subsidiary of HD; and (iii) 5 shares each were owned by Perfect Bright Properties Inc. and Furnline Limited, both of which were wholly-owned subsidiaries of Jetwin International Limited.

37 These shares were owned by Quickcentre Properties Limited which was 50% each owned by Applecross Limited which was wholly-owned by Mr. Lee Ka Kit and Henderson (China) Investment Company Limited, a wholly-owned subsidiary of Andcoe Limited which was wholly-owned by HC.

38 Of these shares, (i) 5 shares were owned by Heleken Development Limited which was wholly-owned by Mr. Lee Ka Kit; and (ii) 5 shares were owned by Henderson (China) Investment Company Limited, a wholly-owned subsidiary of Andcoe Limited which was wholly-owned by HC.

39 Of these shares, (i) 3,038 shares were owned by HL; and (ii) 202 shares were owned by Allied Best Investment Limited which was 50% held by each of Perfect Bright Properties Inc. and Furnline Limited, both of which were wholly-owned subsidiaries of Jetwin International Limited.

40 Of these shares, (i) 1 share was owned by Applecross Limited which was wholly-owned by Mr. Lee Ka Kit; and (ii) 1 share was owned by Henderson (China) Investment Company Limited, a wholly-owned subsidiary of Andcoe Limited which was wholly-owned by HC.

41 Of these shares, (i) 25 shares were owned by Shine King International Limited which was wholly-owned by Mr. Lee Ka Kit; and (ii) 75 shares were owned by Henderson (China) Investment Company Limited, a wholly-owned subsidiary of Andcoe Limited which was wholly-owned by HC.



INDEPENDENT REVIEW REPORT TO THE BOARD OF DIRECTORS OF HENDERSON LAND DEVELOPMENT COMPANY LIMITED

INTRODUCTION

We have been instructed by the Company to review the condensed interim financial statements set out on pages 12 to 38.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of the condensed interim financial statements to be in compliance with the relevant provisions thereof and Hong Kong Accounting Standard 34 "Interim financial reporting" issued by the Hong Kong Institute of Certified Public Accountants. The condensed interim financial statements are the responsibility of, and have been approved by, the Directors.

It is our responsibility to form an independent conclusion, based on our review, on the condensed interim financial statements and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

REVIEW WORK PERFORMED

We conducted our review in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports" issued by the Hong Kong Institute of Certified Public Accountants. A review consists principally of making enquiries of group management and applying analytical procedures to the condensed interim financial statements and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the condensed interim financial statements.

REVIEW CONCLUSION

On the basis of our review, which does not constitute an audit, we are not aware of any material modifications that should be made to the condensed interim financial statements for the six months ended 31st December, 2005.

KPMG
Certified Public Accountants

Hong Kong, 22nd March, 2006

恒基兆業地產有限公司

中期業績及股息

董事局宣佈本集團截至二零零五年十二月三十一日止六個月內，股東應佔未經審核除稅後之綜合盈利為港幣七十六億四千九百萬元，每股盈利為港幣四元二角二仙，此盈利數字包括投資物業重估盈餘(經扣除遞延稅項)港幣五十三億元。與去年同期重列後之綜合盈利比較，增加港幣五十八億六千一百萬元或百分之三百二十八。

若撇除扣減遞延稅項後之投資物業重估盈餘，期內基本純利為港幣二十三億五千八百萬元，較去年同期重列後之基本純利港幣十二億八千六百萬元增加港幣十億七千二百萬元。每股基本盈利為港幣一元二角九仙，較去年同期增加百分之八十三。此增幅主要反映「嘉亨灣」於期內落成致使其稅後收益達港幣六億元得以入賬，以及私有化恒基中國及恒基數碼所帶來之港幣六億五千一百萬元非營運淨收入。

董事局宣佈派發中期股息，每股港幣四角，給予二零零六年四月二十六日登記在公司股東名冊內之股東。

截止過戶日期

本公司將於二零零六年四月二十四日(星期一)至二零零六年四月二十六日(星期三)(首尾兩天包括在內)，暫停辦理股票登記及過戶手續。為確保享有中期股息之權利，所有股份過戶文件連同有關股票，最遲須於二零零六年四月二十一日(星期五)下午四時前，送達香港皇后大道東一八三號合和中心17樓1712-1716室本公司之股份登記及過戶處香港中央證券登記有限公司辦理過戶手續。股息單將於二零零六年四月二十八日(星期五)或以前寄送各股東。

管理層討論及分析

業務回顧

售樓成績

本港經濟持續向好，就業情況顯著改善，零售服務業蓬勃，市民消費及置業意欲增加，物業成交保持暢旺。截至二零零五年十二月三十一日止之六個月內，集團售出及預售約共 600 個住宅單位，以本集團所佔權益計算，銷售收入總值約港幣二十八億元。期內所推售位於荷李活道之「聚賢居」、清曉路之「御皇庭」第三座以及北角之「御皇臺」均錄得理想銷情。

期內集團從銷售「御皇臺」、「對衡道9號」以及「港灣豪庭」等之存貨而得以入賬的物業銷售額為港幣四億零三百萬元，加上合營之大型臨海發展項目「嘉亨灣」於期內落成，因此集團整體售樓收益比去年同期有所提升。

本集團期內建成入伙之地盤如下：

地盤位置		地盤面積 (平方呎)	樓面面積 (平方呎)	用途	本集團所佔權益 (%)	本集團所佔權益 樓面面積 (平方呎)
1.	西灣河太康街38號 「嘉亨灣－1及6座」	131,321 (註)	564,375	住宅	63.82	360,184
2.	東涌文東路51號 「諾富特東薈城酒店」	358,560	236,720	酒店	20.00	47,344
						407,528

註：整個嘉亨灣之地盤面積為131,321平方呎

本集團已建成項目及興建中之開售地盤：

地盤位置	地盤面積（平方呎）	樓面面積（平方呎）	用途	本集團所佔權益（%）	期終日尚餘住宅單位（數目）	尚餘單位面積（平方呎）（約）
（一）已建成保留待價沽售單位：						
1. 大埔露輝路28號「淺月灣一期」	283,200	226,561	住宅	100.00	48	164,667
2. 大埔露屏路1號「淺月灣二期」	228,154	182,545	住宅	100.00	48	145,849
3. 京士柏山道1-98號「京士柏山」	168,392	241,113	住宅	62.44	38	89,771
4. 西摩道3號「輝煌豪園」	17,636	185,295	商住	63.35	24	29,715
5. 紅荔道8號「半島豪庭」	162,246	1,478,552	住宅	50.00	39	48,501
6. 元朗大棠路99號「蝶翠峰」及「綠庭園」	380,335	1,141,407	住宅	44.00	14	12,355
7. 英皇道933號「御皇臺」	16,744	138,373	商住	100.00	24	19,795
8. 將軍澳市地段57及66號「將軍澳中心一及二期」	359,883	2,932,813	商住	24.63	56	46,461
9. 福利街8號「港灣豪庭一及二期」	228,595	1,714,463	住宅	73.02	300	170,773
10. 廣華街3號「百利達廣場」	17,297	159,212	商住	100.00	58	37,128
11. 西灣河太康街38號「嘉亨灣」	131,321	1,410,629	住宅	63.82	559	579,767

地盤位置	地盤面積 (平方呎)	樓面面積 (平方呎)	用途	本集團 所佔權益 (%)	期終日尚餘 住宅單位 (數目)	尚餘單位面積 (平方呎)(約)
12. 太古城道39號 「匯豪峰」	10,405	86,023	商住	75.00	15	10,180
13. 將軍澳中心三期 「將軍澳豪庭」	39,148	319,066	住宅	25.00	218	197,020
14. 上水清曉路18號 「御皇庭一期」	97,133 (註)	320,262	住宅	45.00	211	144,669
				單位數目：	**1,652**	**1,696,651**

地盤位置	地盤面積（平方呎）	樓面面積（平方呎）	用途	本集團所佔權益（%）	其中包括住宅單位（數目）	待售總單位面積（平方呎）（約）
（二）興建中已開售或將可供開售地盤：						
（甲）興建中已開售地盤						
1. 荷李活道108號及必列者士街1-17號「聚賢居」	26,903	276,846	商住	100.00	60	89,902
2. 上水清曉路18號「御皇庭二期」	97,133（註）	165,405	住宅	45.00	187	152,712
（乙）將可開售地盤						
3. 筲箕灣道250號「御景軒」	6,808	54,810	商住	18.13	100	54,810
4. 高街1號	7,958	63,633	住宅	100.00	95	63,633
5. 土瓜灣新碼頭街38號「翔龍灣」	130,523	1,109,412	商住	47.18	1,782	1,109,412
6. 屯門福亨村路8號「豫豐花園」	396,434	836,868	商住	100.00	1,576	836,868
7. 大埔市地段161號海景豪華別墅	982,194	1,164,111	住宅	90.10	535	1,164,111
8. 元朗丹桂村50號	54,487	54,487	住宅	100.00	119	54,487
				單位數目：	**4,454**	**3,525,935**
				可銷售單位總數：	**6,106**	**5,222,586**

註：御皇庭第一期及第二期之地盤總面積為97,133平方呎。

土地儲備

集團正透過不同途徑以補充土地儲備，期內吸納了總面積約一百六十萬平方呎之新界農地，亦購入位於北角京華道14-30號地塊並申請發展成為總樓面面積約二十五萬四千平方呎之商住物業。

此外，集團繼續積極就更改土地用途及補價與政府磋商，例如位於粉嶺吳屋村229號地段之地盤，本集團正與政府洽商補地價金額，以便能增加所佔住宅樓面面積至約二十三萬平方呎。至於位於觀塘偉業街165-167號之酒店地盤，集團已於本月與政府達成補地價協議，項目之樓面面積將可達二十四萬一千平方呎。

集團於半年結日擁有土地儲備，應佔樓面面積共約一千八百二十萬平方呎，以及持有自佔農地面積約二千八百四十萬平方呎。

西九龍文娛藝術區發展計劃

集團在二零零四年中，以「香港薈萃有限公司」名義獨資向政府提交西九龍文娛藝術區發展計劃書。鑑於政府早前訂出新增條件，集團認為新條件令計劃變得不可行，故已去信政府表明本集團觀點，政府近日宣佈重新檢討整個項目，集團將關注政府之檢討結果。

出租物業

連同在附屬公司及共同控制公司所持有出租物業應佔權益，集團於期內毛租金總收入為港幣十二億九千三百萬元，較去年同期增長百分之六點五。於半年結日，集團所佔出租物業樓面共約八百萬平方呎，主要出租物業之出租率則高企於百分之九十六。

本港之就業率有所改善及薪金預期上升，使市民消費意欲轉強，加上香港迪士尼樂園之開幕以致內地訪港旅客持續颷升，加速了零售商對商舖之需求，故集團旗下各主要購物商場之租金及出租率均錄得滿意增幅。而集團將繼續透過商場翻新及重整租戶組合，以提升旗下商場之吸引力以及租金收益。其中沙田廣場之翻新工程已告完成，人流顯著增加而租戶營業額亦有所上升，預期租金將可持續調升。

隨著四季酒店及豪華服務寓所四季匯之落成，整個國際金融中心之興建於二零零五年九月圓滿完成，並即成為香港之最新地標。期內由於投資銀行及專業界別因擴展業務而對甲級寫字樓物業需求殷切，而以高消費力一群作為銷售對象之精品商店對優質商舖之需求增加，故此該項目寫字樓及商場幾近全部租出，而新近落成之四季酒店及四季匯分別提供三百九十九間及五百一十九間豪華客房，為集團開拓不同形式之收入來源。

建築與物業管理

由於期內有西灣河「嘉亨灣」及東涌「諾富特東薈城酒店」等大型建築項目落成，故此集團之建築業務營業額達港幣七億四千一百萬元，較去年同期之港幣二億九千六百萬元大幅增長百分之一百五十。

集團之建築工程屢獲殊榮，而近期建造完成之國際金融中心二期之88層大樓，更獲得中國土木工程師學會頒予詹天佑大獎。該獎項是國家科技部和建設部核准之中國土木工程界最高榮譽。

至於集團旗下物業管理公司「恒益」及「偉邦」，於致力提供優質管理服務的同時，並肩負企業公民責任。此外，「偉邦」於去年10月經香港品質保證局引入ISO10002《投訴處理管理體系》，為全亞洲首間認證機構。

中國業務

集團於國內三大主要城市，即北京、上海及廣州均有發展項目正在動工，而收租物業所帶來租金收益則持續增加。

位於北京市心臟地帶朝陽區朝陽路關東店2號地塊之地基工程已經展開，該地塊將發展成為一座大型綜合物業，總樓面面積達二百七十一萬平方呎。上海市方面，位於閘北區恒豐路130-2號之辦公樓項目亦已動工，總樓面面積約為五十一萬平方呎。廣州市方面，位於廣州芳村大道210號地塊之九幢高層住宅物業連購物商場小區發展項目亦正展開地下室工程，建成後總樓面面積約為二百五十二萬平方呎。

收租物業方面，位於北京恒基中心第一及第二層地庫以《美庭品位家居》為名之商場部份，於二零零五年第四季度出租率已達到百分之八十。另外，集團全資擁有之上海「港匯廣場」第二座辦公樓已於去年第四季度正式交付使用，該物業總樓面面積約六十八萬八千平方呎。由於該物業座落於徐匯區最繁盛之地段，故不少國內外企業均有意租用，預期出租率及租金水平表現理想。至於上海「不夜城廣場」及深圳「恒昌花園」商場之出租情況則保持理想，租金收入穩定。

恒基發展

恒基兆業發展有限公司截至二零零五年十二月三十一日止六個月之綜合盈利為港幣十八億零二百萬元，與去年同期重列後之綜合盈利比較，增長港幣八億五千四百萬元。在撇除扣減遞延税項後之投資物業重估盈餘，期內基本純利為港幣九億四千六百萬元，較去年同期重列後的基本純利港幣八億四千六百萬元增加港幣一億元，增幅為百分之十二。該集團上半年度總租金收入約為港幣三億三千五百萬元，與去年同期比較錄得溫和升幅。於半年結日，該集團所佔出租物業樓面共約一百九十萬平方呎，平均出租率達百分之九十四高水平。由於本港的酒店房間供應量有所遞增，市場競爭增加，期內，香港麗東酒店及九龍麗東酒店平均入住率雖較去年同期輕微下跌，但平均房租則有顯著增長。旗下千色店百貨業務受惠於本港市民消費意欲轉強，加上國內放寬居民來港自由行，期內營業額比去年同期有所增加。

該集團持有「中國投資集團有限公司」百分之六十四權益，並以此在國內合資經營收費橋樑及公路，期內由於杭州錢江三橋進行維修，該集團來自基建業務的營業額較去年同期比較大幅減退百分之四十。該集團持有78.69%權益之恒基數碼科技有限公司，提供「名氣佳」寬頻上網、商品銷售、數據中心及智能大廈等服務。

聯營公司

*香港中華煤氣有限公司*截至二零零五年十二月三十一日止財政年度之股東應佔税後溢利為港幣五十二億八千一百萬元。截至二零零五年底，客戶數目達1,597,273戶，較上年度增加34,995戶。該集團於二零零六年初所落實之陝西省西安市管道燃氣合資項目，為該集團至今在內地投資額最大之燃氣項目，並為開發經濟發展迅速之大西北地區這龐大市場奠定基礎。連同此新增項目，該集團至今已在內地不同地區取得了31個城市之管道燃氣合資項目。此外，該集團於二零零五年成功開拓內地水務業務，並取得了三個水務合資項目。

在本港，煤氣供應網絡亦不斷擴展。隨著接駁至位於大嶼山竹篙灣香港迪士尼樂園之工程於去年完成，該集團現於新界東鋪設高壓輸氣管道，工程進展一直良好。此外，為從廣東引進天然氣，該集團現正鋪設一對海底管道，連接深圳秤頭角和香港之大埔煤氣廠，預期於二零零六年第四季將有天然氣供港，並取代部分石腦油作為煤氣生產原料。於物業發展方面，該集團所持有15.79%權益（於二零零五年底為15%）之國際金融中心以及50%權益之嘉亨灣均於期內圓滿落成。至於座落於原馬頭角南廠之翔龍灣，現正興建五幢住宅樓宇，連同商場總樓面面積約一百一十一萬平方呎。預期該項目將於二零零六年底落成。

*香港小輪(集團)有限公司*截至二零零五年十二月三十一日止財政年度，除税後綜合溢利為港幣二億四千三百萬元，較二零零四年度減少百分之二十六。該集團年內售出「港灣豪庭」住宅單位約三百五十個，總值約為港幣四億二千萬元，共帶來約港幣一億九千二百萬元之溢利。而港灣豪庭廣場則錄得租金收入達港幣一千五百五十萬元。按已簽訂之租約計，租出率為百分之九十六。另大角咀道222號地盤之地基工程經已完成，上蓋之建築進度良好。上址將發展成為商住物業，可建總樓面約三十二萬平方呎，計劃於二零零八年底完成。塘尾道43至51A號之發展項目，建築大致完成，預期於二零零六年上半年開售。油塘草園街6號地盤之拆卸工程已經完成，建築工程預期於二零零六年下半年展開。上址將發展成商住物業，可建總樓面約十六萬五千平方呎。燃油價格之大幅提升導致渡輪、船廠及相關業務錄得約港幣四百萬元之虧損，酒店及旅遊業務亦轉盈為虧，錄得港幣二百六十萬元之虧損。預期出售物業之收益及商場之租金收入，仍為該集團來年之主要收入。

*美麗華酒店企業有限公司*截至二零零五年九月三十日止六個月之上半年度未經審核股東應佔溢利約為港幣三億二千八百萬元，較去年同期重列之溢利上升百分之一百一十五。其中港幣一億七千九百萬元是按香港會計師公會對投資物業及酒店物業之新會計政策而有所增長。期內由於香港經濟持續向好，主要市場之消費意欲逐步提升，商務及消閒旅遊需求亦隨之擴大。美麗華酒店之平均入住率達百分之八十八，平均房價增長接近兩成，盈利表現令人滿意。美麗華商場及酒店商場之平均出租率均達百分之八十七，租金收入較去年同期有所提升。期內商場透過重整租戶組合，從而提升檔次，當中涉及樓面面積約六萬平方呎，其平均租金較前增加約百分之四十七。期內，寫字樓平均出租率超過百分之九十五。該集團位於加州彼沙郡之土地，期內售出約二十畝商業用地(去年同期售出約十六畝商業用地及二百八十幅住宅用地)，為該集團帶來收益。此外，餐飲業務之整體業績表現平穩，而旅遊業務之整體收入較去年同期有所微升。

簡明中期財務報表

綜合損益計算表(未經審核)

	附註	截至十二月三十一日止六個月 二零零五年 港幣千元	 二零零四年 重列 港幣千元
營業額	三	**2,732,704**	2,561,816
直接成本		**(1,545,823)**	(1,188,793)
		1,186,881	1,373,023
其他收入	四	**91,533**	33,849
其他(虧損)/收益淨額	四	**(9,219)**	5,857
分銷及推廣費用		**(146,634)**	(136,902)
行政費用		**(357,810)**	(300,283)
其他營運費用		**(18,408)**	(30,288)
經營溢利		**746,343**	945,256
投資物業之公允價值增加		**5,018,546**	593,241
融資成本	六(甲)	**(220,048)**	(34,167)
非營運收入	五	**653,163**	38
		6,198,004	1,504,368
應佔聯營公司溢利減虧損		**1,101,337**	773,832
應佔共同控制公司溢利減虧損		**2,216,808**	80,990
除税前溢利	六	**9,516,149**	2,359,190
所得税	七	**(881,101)**	(218,574)
本期溢利		**8,635,048**	2,140,616
溢利分配:			
本公司股東		**7,649,490**	1,788,644
少數股東權益		**985,558**	351,972
本期溢利		**8,635,048**	2,140,616
中期結算後宣派之中期股息	八(甲)	**725,832**	725,832
每股盈利	九	**港幣4.22元**	港幣0.99元

第18頁至38頁之附註屬本簡明中期財務報表之一部份,應同時參閱。

簡明中期財務報表

綜合資產負債表

	附註	於二零零五年十二月三十一日 未經審核 港幣千元	於二零零五年六月三十日 重列 已審核 港幣千元
非流動資產			
固定資產	十	**53,714,538**	46,997,957
經營租約下自用租賃土地權益		**241,315**	243,363
聯營公司權益		**15,518,756**	14,711,419
共同控制公司權益		**16,604,992**	13,395,907
應收分期款	十一(甲)	**883,605**	1,009,083
長期應收款		**124,997**	132,863
其他財務資產		**511,004**	417,266
遞延税項資產		**145,194**	235,618
		87,744,401	77,143,476
流動資產			
租賃土地		**5,333,823**	4,809,790
待出售之待發展／發展中物業		**9,855,456**	8,845,927
待出售之建成物業	十二	**5,229,886**	5,455,546
存貨		**54,081**	46,783
應收客戶合約工程款		**11,077**	63,001
購買物業訂金		**635,392**	1,869,728
應收貸款		**31,636**	31,636
應收賬項、預付費用及按金	十三	**1,786,868**	1,567,039
應收分期款	十一(乙)	**314,809**	497,262
保管賬存款		**53,116**	55,896
已抵押銀行存款		**20,205**	20,205
現金及現金等價物	十四	**5,503,054**	4,335,458
		28,829,403	27,598,271

簡明中期財務報表

綜合資產負債表(續)

	附註	於二零零五年十二月三十一日 未經審核 港幣千元	於二零零五年六月三十日 重列 已審核 港幣千元
流動負債			
銀行借款及透支			
一有抵押		**135,090**	93,127
一無抵押		**4,258,193**	3,004,237
融資租賃承擔		**116**	114
有擔保可換股票據		**154,472**	186,875
已收預售樓宇訂金		**479,763**	356
租約及其他按金		**429,874**	403,274
應付賬項及應付費用	十五	**2,466,640**	1,805,791
應付客戶合約工程款		**114**	8,245
本期税項準備		**376,735**	590,247
		8,300,997	6,092,266
流動資產淨值		**20,528,406**	21,506,005
總資產減流動負債		**108,272,807**	98,649,481
非流動負債			
銀行借款			
一有抵押		**89,986**	135,679
一無抵押		**13,116,077**	12,778,720
融資租賃承擔		**350**	416
同母系附屬公司借款		**4,177,032**	1,321,124
遞延税項負債		**5,563,752**	4,675,687
		22,947,197	18,911,626
資產淨值		**85,325,610**	79,737,855
資本及儲備			
股本	十六	**3,629,160**	3,629,160
儲備		**68,848,341**	62,062,743
本公司股東應佔權益		**72,477,501**	65,691,903
少數股東權益		**12,848,109**	14,045,952
總權益		**85,325,610**	79,737,855

第18頁至38頁之附註屬本簡明中期財務報表之一部份，應同時參閱。

簡明中期財務報表

簡明綜合權益變動表（未經審核）

	附註	截至十二月三十一日止六個月 二零零五年 港幣千元	 二零零四年 重列 港幣千元
於七月一日之總權益：			
分配予本公司股東之權益（於上年度六月三十日列報）		**66,698,980**	58,483,926
少數股東權益（於上年度六月三十日與負債及權益分開列報）		**14,464,915**	13,122,931
		81,163,895	71,606,857
修訂會計決策所產生之前期調整	二	**(1,426,040)**	(1,356,580)
期初結餘調整前重列		**79,737,855**	70,250,277
修訂會計決策之期初結餘調整	二	**154,602**	—
於七月一日，經前期調整及期初結餘調整後		**79,892,457**	70,250,277
期間直接於權益內確認之淨收入：			
其他物業重估盈餘（扣除遞延税項後淨額）		**55,997**	—
可出售證券之公允價值改變		**48,390**	—
期間直接於權益內確認之淨收入		**104,387**	—

第18頁至38頁之附註屬本簡明中期財務報表之一部份，應同時參閱。

簡明中期財務報表

簡明綜合權益變動表（未經審核）（續）

	附註	截至十二月三十一日止六個月 二零零五年 港幣千元	二零零四年 重列 港幣千元
本期溢利：			
本公司股東應佔權益*			1,792,104
少數股東權益*			351,652
			2,143,756
修訂會計決策所產生之前期調整	二		(3,140)
本期溢利（二零零四年：已重列）		**8,635,048**	2,140,616
本期已確認之收益及支出（二零零四年：已重列）		**8,739,435**	2,140,616
分配予：			
本公司股東應佔權益		**7,751,286**	1,788,644
少數股東權益		**988,149**	351,972
		8,739,435	2,140,616
		88,631,892	72,390,893
已付股息	八（乙）	**(1,088,748)**	(998,019)
已付少數股東權益之股息		**(131,965)**	(121,515)
購入少數股東於附屬公司之權益		**(2,382,774)**	—
少數股東科款		**297,205**	57,211
於十二月三十一日總權益		**85,325,610**	71,328,570

* 於編製二零零五年週年賬項時，本集團已提早採用《香港會計準則》第四十號「投資物業」及《香港會計準則》詮釋第二十一號「所得税－已重估不可折舊資產的收回」及修訂有關投資物業之會計決策，並已追溯採用這修訂的會計決策。由於採用該決策，於本集團截至二零零四年十二月三十一日止六個月之簡明中期財務報表所披露，本公司股東及少數股東之權益分別增加了港幣496,257,000元及港幣61,173,000元。

第18頁至38頁之附註屬本簡明中期財務報表之一部份，應同時參閱。

簡明中期財務報表

簡明綜合現金流量表(未經審核)

	附註	截至十二月三十一日止六個月 二零零五年 港幣千元	 二零零四年 港幣千元
營運活動所得/(用)的現金淨值		**3,613,134**	(4,038,071)
投資活動所(用)/得的現金淨值		**(2,811,447)**	274,590
融資活動所得的現金淨值		**291,058**	3,241,163
現金及現金等價物增加/(減少)淨值		**1,092,745**	(522,318)
七月一日之現金及現金等價物		**4,231,173**	3,553,715
十二月三十一日之現金及現金等價物	十四	**5,323,918**	3,031,397

第18頁至38頁之附註屬本簡明中期財務報表之一部份，應同時參閱。

簡明中期財務報表附註（未經審核）

一 編製基準

本簡明中期財務報表乃根據香港聯合交易所有限公司管轄證券上市規則的適用披露規定而編製，當中包括香港會計師公會頒佈之《香港會計準則》第三十四號「中期財務報告」，並於二零零六年三月二十二日獲授權刊發。

於編製本簡明中期財務報表時，除採納若干預計將於截至二零零六年六月三十日止年度週年賬項中反映的會計決策變動外，本簡明中期財務報表已按照截至二零零五年六月三十日止年度週年賬項內所採納之相同會計決策而編製。該等會計決策之變動詳情已載於附註二內。

按照《香港會計準則》第三十四號「中期財務報告」編製之簡明中期財務報表需要管理層作出判斷、估計及假設，該等判斷、估計及假設影響會計決策之應用，以及按本年截至報告日期為止呈報之資產及負債、收入及支出之金額。實際結果有可能與估計有差異。

此簡明中期財務報表乃未經審核，但畢馬威會計師事務所已根據香港會計師公會頒佈之核數準則第七百號「中期財務報告的審閱」作出審閱。畢馬威會計師事務所致董事會之獨立審閱報告已刊載於第五十四頁。

雖然本簡明中期財務報表所載有關截至二零零五年六月三十日止財政年度之財務資料並不構成本公司在該財政年度之法定賬項，但這些財務資料均取自有關的賬項。截至二零零五年六月三十日止年度之法定賬項可從本公司之註冊辦事處索取。核數師已在其二零零五年九月二十八日之報告中，表示對這些賬項作出無保留意見。

二 會計決策變動

香港會計師公會已頒佈多項新訂及經修訂香港財務報告準則（「香港財務報告準則」，該詞包括《香港會計準則》及有關詮釋），並於二零零五年一月一日或之後開始之會計期間生效或可供提早採用。董事會決定將採用該等會計決策，按現行之香港財務報告準則，編製本集團截至二零零六年六月三十日止年度之週年賬項。

下文載述自二零零五年七月一日起之年度會計期間之會計決策變動，而該等會計決策變動已在本簡明中期財務報表內反映。

簡明中期財務報表附註（未經審核）

二 會計決策變動（續）

（甲）會計決策變動所影響之撮要

由於本期採用新會計決策，其調整對於二零零五年及二零零四年七月一日期初結餘所產生之影響，於以下列表作出分析。其總額之影響對於二零零五年及二零零四年六月三十日之資產淨值已追溯至過往年度及於二零零五年七月一日之期初結餘已作出調整。

(i) 對權益總額於二零零五年及二零零四年七月一日期初結餘之影響（已調整）

		保留溢利		其他儲備		合計		少數股東權益		總權益	
		二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年
	附註	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
新會計決策所影響之（增加／（減少））前期調整：											
香港會計準則第十七號											
租賃土地及建築物	二(丙)	78,681	70,393	(668,296)	(668,296)	(589,615)	(597,903)	(212,774)	(215,765)	(802,389)	(813,668)
香港詮釋第二號											
酒店物業	二(丁)	(108,683)	(93,074)	(308,779)	(251,229)	(417,462)	(344,303)	(206,189)	(198,609)	(623,651)	(542,912)
期初結餘調整前減少之權益之合計		(30,002)	(22,681)	(977,075)	(919,525)	(1,007,077)	(942,206)	(418,963)	(414,374)	(1,426,040)	(1,356,580)
期初結餘調整：											
香港財務報告準則第三號											
商譽	二(乙)	1,521,337	–	(1,433,932)	–	87,405	–	31,542	–	118,947	–
香港會計準則第三十九號											
可出售證券	二(戊)	–	–	910	–	910	–	–	–	910	–
有擔保可換股票據	二(戊)	(791)	–	35,536	–	34,745	–	–	–	34,745	–
		1,520,546	–	(1,397,486)	–	123,060	–	31,542	–	154,602	–
於七月一日影響之合計		1,490,544	(22,681)	(2,374,561)	(919,525)	(884,017)	(942,206)	(387,421)	(414,374)	(1,271,438)	(1,356,580)

簡明中期財務報表附註（未經審核）

二 會計決策變動(續)

(甲) 會計決策變動所影響之撮要(續)

(ii) 對截至二零零五年及二零零四年十二月三十一日止六個月除稅後溢利之影響

		本公司股東權益		少數股東權益		合計	
		二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年
	附註	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
新會計決策所影響之(增加／(減少))							
香港財務報告準則第三號							
商譽攤銷	二(乙)	**18,661**	—	**6,734**	—	**25,395**	—
香港會計準則第十七號							
租賃土地及建築物	二(丙)	**4,196**	4,117	**1,514**	1,485	**5,710**	5,602
香港詮釋第二號							
酒店物業	二(丁)	**(7,572)**	(7,577)	**(1,165)**	(1,165)	**(8,737)**	(8,742)
香港會計準則第三十九號							
可出售證券	二(戊)	**(45,799)**	—	**(2,591)**	—	**(48,390)**	—
有擔保可換股票據	二(戊)	**(692)**	—	**—**	—	**(692)**	—
期間影響之合計		**(31,206)**	(3,460)	**4,492**	320	**(26,714)**	(3,140)

簡明中期財務報表附註（未經審核）

二　會計決策變動（續）

（乙）正商譽及負商譽（《香港財務報告準則》第三號「業務合併」及《香港會計準則》第三十六號「資產減值」）

在以往年度：

- 就二零零一年七月一日之前產生之正商譽或負商譽而言，其於產生時予以撇除或直接計入綜合賬項儲備內，並於所收購業務被出售或出現減值後方可在損益計算表中確認；
- 就二零零一年七月一日或之後產生之正商譽而言，其按直線法於可使用年期內攤銷，並於出現減值跡象時作出減值測試；及
- 就二零零一年七月一日或之後產生之負商譽而言，其按所收購應計折舊／攤銷之非貨幣資產之加權平均可使用年期攤銷或於出售有關非貨幣資產時確認；惟如負商譽關乎在收購日已確定之預計未來虧損，便會按預計虧損發生時在損益計算表中確認。

由二零零五年七月一日起，按照《香港財務報告準則》第三號及《香港會計準則》第三十六號，本集團不再攤銷正商譽。正商譽須每年評估，包括在初始確認之年度及當有跡象顯示可能減值時。當分配為該商譽之現金生產單位之賬面值超過其可收回數額時，需確認減值產生之虧損。

此外，由二零零五年七月一日起及按照《香港財務報告準則》第三號，如在業務合併中購入之資產淨額之公允價值超過所付代價（即按照以往會計決策稱為負商譽者），超出之金額於產生時即時在損益計算表中確認。

本集團已按照《香港財務報告準則》第三號的過渡安排於日後採用處理正商譽的新決策，因此，比較數字不會重列，而於二零零五年七月一日的累計攤銷金額將用於抵銷商譽的成本，並且不會於截至二零零五年十二月三十一日止六個月的損益計算表內為商譽計提攤銷費用，此項決策對本集團截至二零零五年十二月三十一日止六個月股東應佔溢利增加了港幣18,661,000元。

此外，由於採用《香港財務報告準則》第三號，綜合賬項儲備為數港幣1,433,932,000元已轉往保留溢利。此決策對本集團於二零零五年七月一日及十二月三十一日的資產淨值沒有影響。

關於負商譽於以往年度確認在資產負債表中，在二零零五年七月一日的帳面值便會終止確認。由於採用該新決策，二零零五年七月一日的保留溢利期初結餘增加了港幣87,405,000元。在《香港財務報告準則》第三號的過渡條文許可下，本集團沒有重列比較金額。

簡明中期財務報表附註（未經審核）

二 會計決策變動（續）

（丙） 租賃土地及建築物（《香港會計準則》第十七號「租賃」）

在以往年度，本集團的租賃土地及建築物以成本減去累計折舊入賬，但其中一間上市聯營公司之若干租賃土地及建築物則以重估數額列報。本集團應佔有關物業之重估盈虧變動則計入物業重估儲備。

由二零零五年七月一日起採納了《香港會計準則》第十七號後，任何於租賃土地上的建築物權益可在租賃開始時、由前業主接管時或該建築物的動工日之後者與土地租賃權益的公允價值可靠地劃分，本集團土地租賃權益需按經營租賃入賬。若該兩項元素未能可靠地劃分，該租賃全數則視為財務租賃並以成本減去累計折舊入賬。經營租賃下持有之土地將不再重估。而已付可區別土地租賃權益的補土地價或其他租賃付款，則以直線法在租賃期內攤銷及確認於損益計算表。這些租賃土地上的任何建築物將不再重估而按成本減累計折舊後入賬，以符合新決策對土地元素的要求。

此項有追溯性的新會計決策已使二零零五年七月一日的物業重估儲備期初結餘減少了港幣668,296,000元（二零零四年七月一日：港幣668,296,000元）及二零零五年七月一日保留溢利期初結餘增加港幣78,681,000元（二零零四年七月一日：港幣70,393,000元）。由於採用該新決策，本集團截至二零零五年十二月三十一日止六個月的股東應佔溢利增加了港幣4,196,000元（二零零四年：港幣4,117,000元）。

此外，於二零零五年七月一日之若干租賃土地權益賬面淨值為數港幣 26,603,000元則由「其他土地及樓宇」重新編列至「經營租約下自用租賃土地權益」以符合本期的呈列方法，其他比較數字亦因此而重新編列。此決策對本集團截至以上日期止的期／年末資產淨值及股東應佔溢利沒有影響。

簡明中期財務報表附註（未經審核）

二　會計決策變動（續）

（丁）酒店物業（《香港詮釋》第二號「適用於酒店物業的決策」及《香港會計準則》第十七號「租賃」）

在以往年度，本集團的酒店物業乃根據每年進行專業估值評定的公開市值列賬，並無就尚餘租賃期超過二十年的酒店物業作出任何折舊準備。

由二零零五年七月一日起，本集團採納了《香港詮釋》第二號，本集團的酒店物業將以成本值減累計折舊及減值虧損列賬。

本集團已追溯採用這修訂的會計決策。由於採用該新決策，二零零五年七月一日的保留溢利和物業重估儲備期初結餘分別減少了港幣108,683,000元（二零零四年七月一日：港幣93,074,000元）和港幣308,779,000元（二零零四年七月一日：港幣251,229,000元）。此外，該項變動減少了截至二零零五年十二月三十一日止六個月股東應佔溢利港幣7,572,000元（二零零四年：港幣7,577,000元）。

此外，採用《香港會計準則》第十七號後，二零零五年七月一日的租賃土地權益賬面淨值為數港幣216,760,000元須重新編列為「經營租約下自用租賃土地權益」以符合本期之呈列方法，其他比較數字亦因此而重新編列。此決策對本集團截至以上日期止的期／年末資產淨值及股東應佔溢利沒有影響。

（戊）金融工具（《香港會計準則》第三十二號「金融工具：披露及呈報」及《香港會計準則》第三十九號「金融工具：確認及計量」）

在以往年度，若干金融工具之會計決策如下：

- 為既定的長遠目標持續持有的投資，歸類為投資證券及以成本減去任何減值準備後列賬；
- 所有其他非流動之投資均以公允價值列賬。公允價值的變動於產生時在損益計算表內確認；及
- 有擔保可換股票據是以攤銷成本列賬。

簡明中期財務報表附註（未經審核）

二 會計決策變動(續)

(戊) 金融工具(《香港會計準則》第三十二號「金融工具：披露及呈報」及《香港會計準則》第三十九號「金融工具：確認及計量」)(續)

自二零零五年七月一日起，根據《香港會計準則》第三十九號，須就上述金融工具採納以下之新訂會計決策：

- 所有非買賣投資歸類為可供出售證券並按公允價值列賬。除非有客觀證據顯示有個別投資出現減值，公允價值變動會於權益中確認。倘有客觀證據顯示個別投資出現減值，則任何於公允價值儲備中有關該項投資之金額則於識別減值之期間內轉撥至損益計算表。凡可供出售之證券之公允價值於日後增加，則會於權益中直接確認。

  因應該項修訂，二零零五年七月一日的公允價值儲備期初結餘增加了港幣910,000元。由於受到《香港會計準則》第三十九號之過渡安排所限，故比較數字並無予以重列。

  由於採用該新決策，截至二零零五年十二月三十一日止之六個月的股東應佔溢利減少了港幣45,799,000元及公允價值儲備則增加了同等數額。

- 有擔保可換股票據於發行時即分拆為負債及權益兩部份，方法為將負債部份按其公允價值確認，並將發行所得款項與負債部份公允價值間之差額撥入權益部份。負債部份其後按攤銷成本列賬。權益部份則包括在資本儲備內，直至有關票據被轉換(在此情況下會轉撥往股份溢價)或有關票據已獲贖回(在此情況下會直接撥往保留溢利)。

  在採納該項變動時，分別增加二零零五年七月一日之資本儲備期初結餘港幣35,536,000元及減少了二零零五年七月一日之保留溢利期初結餘港幣791,000元。由於受到《香港會計準則》第三十九號之過渡安排所限，故比較數字並無予以重列。

  由於該項新決策，截至二零零五年十二月三十一日止六個月之股東應佔溢利減少港幣692,000元。

簡明中期財務報表附註（未經審核）

二　會計決策變動（續）

（己）更改呈報變動（《香港會計準則》第一號「財務報表之呈報」）

(i)　應佔聯營公司和共同控制公司之税項（《香港會計準則》第一號「財務報表之呈報」）

在以往年度，採用股東權益方法計算出來之應佔聯營公司及共同控制公司的税項呈報於綜合損益計算表內項下集團所得税中。由二零零五年七月一日開始，採納《香港會計準則》第一號之執行指引後，本集團改變呈報方式，在計算集團除税後溢利前，採用股東權益方法計算出來之應佔聯營公司及共同控制公司的税項計入綜合損益計算表內項下集團應佔税前溢利或虧損中。本集團已因應該項變動，將比較數字重新呈報。

(ii)　少數股東權益（《香港會計準則》第一號「財務報表之呈報」）及（《香港會計準則》第二十七號「綜合及獨立財務報表」）

在以往年度，於結算日之少數股東權益乃於綜合資產負債表內與負債分開呈報，並列作資產淨值之扣減。少數股東所佔集團年內業績亦會在綜合損益計算表內分開呈報，並列作計算本公司股東應佔溢利前作出之扣減。

根據《香港會計準則》第一號及《香港會計準則》第二十七號之規定，由二零零五年七月一日起，於結算日之少數股東權益會在綜合資產負債表之權益項目中，與本公司股東之應佔權益分開呈報。而少數股東所佔集團期內業績則會在綜合損益計算表中列作為本公司少數股東權益與本公司股東之間的分配盈利或虧損總額。

綜合資產負債表、損益計算表及權益變動表內呈報有關少數股東權益之比較數字已因而相應重新編列。

簡明中期財務報表附註（未經審核）

三 分部資料

本集團於期內按業務分部劃分之收入及業績之分析如下：

業務分部：

物業發展	—	發展和銷售物業
物業租賃	—	出租物業
財務	—	提供財務借貸
建築工程	—	樓宇建造工程
基建項目	—	投資基建項目
酒店業務	—	酒店經營及管理
百貨業務	—	百貨公司經營及管理
其他	—	投資控股、發展計劃管理、物業管理、代理人服務、清潔服務、保安服務及提供資訊科技服務

截至二零零五年十二月三十一日止六個月

	物業發展 港幣千元	物業租賃 港幣千元	財務 港幣千元	建築工程 港幣千元	基建項目 港幣千元	酒店業務 港幣千元	百貨業務 港幣千元	其他 港幣千元	對銷 港幣千元	綜合 港幣千元
營業額	403,065	1,080,635	67,665	740,730	92,368	67,017	71,116	210,108	—	2,732,704
其他收入 （不包括銀行存款利息收入）	—	2,062	1,398	889	573	60	772	22,115	—	27,869
對外收入	403,065	1,082,697	69,063	741,619	92,941	67,077	71,888	232,223	—	2,760,573
分部業務間收入	—	67,006	545	262,885	—	—	3	14,932	(345,371)	—
總收入	403,065	1,149,703	69,608	1,004,504	92,941	67,077	71,891	247,155	(345,371)	2,760,573
分部業績	111,846	681,842	70,884	31,980	51,695	(668)	5,544	(63,945)		889,178
分部業務間交易	4,911	(35,211)	(545)	(16,481)	—	24,927	8,371	1,912		(12,116)
對經營溢利之貢獻	116,757	646,631	70,339	15,499	51,695	24,259	13,915	(62,033)		877,062
銀行存款利息收入										63,664
未能分類之支出減收入淨額										(194,383)
經營溢利										746,343
投資物業之公允價值 （減少）／增加	(5,824)	5,024,370	—	—	—	—	—	—		5,018,546
融資成本										(220,048)
非營運收入										653,163
										6,198,004
應佔聯營公司溢利減虧損										1,101,337
應佔共同控制公司溢利減虧損	658,559	1,576,395	3,641	4,110	—	(25,946)	—	49		2,216,808
除税前溢利										9,516,149
所得税										(881,101)
本期溢利										8,635,048

簡明中期財務報表附註（未經審核）

三 分部資料（續）

截至二零零四年十二月三十一日止六個月（重列）

	物業發展 港幣千元	物業租賃 港幣千元	財務 港幣千元	建築工程 港幣千元	基建項目 港幣千元	酒店業務 港幣千元	百貨業務 港幣千元	其他 港幣千元	對銷 港幣千元	綜合 港幣千元
營業額	569,070	1,025,123	47,071	296,310	152,851	66,100	64,800	340,491	—	2,561,816
其他收入 （不包括銀行存款利息收入）	—	2,795	1,396	974	979	—	755	13,091	—	19,990
對外收入	569,070	1,027,918	48,467	297,284	153,830	66,100	65,555	353,582	—	2,581,806
分部業務間收入	—	84,843	837	106,546	—	—	—	13,111	(205,337)	—
總收入	569,070	1,112,761	49,304	403,830	153,830	66,100	65,555	366,693	(205,337)	2,581,806
分部業績	102,282	703,878	43,017	77,937	107,243	(3,517)	4,429	52,515		1,087,784
分部業務間交易	16,801	(34,318)	(837)	(22,215)	—	24,910	8,311	5,420		(1,928)
對經營溢利之貢獻	119,083	669,560	42,180	55,722	107,243	21,393	12,740	57,935		1,085,856
銀行存款利息收入										13,859
未能分類之支出減收入淨額										(154,459)
經營溢利										945,256
投資物業之公允價值增加	—	593,241	—	—	—	—	—	—		593,241
融資成本										(34,167)
非營運收入										38
										1,504,368
應佔聯營公司溢利減虧損										773,832
應佔共同控制公司溢利減虧損	10,247	63,288	6,342	2,760	—	—	—	(1,647)		80,990
除稅前溢利										2,359,190
所得稅										(218,574)
本期溢利										2,140,616

簡明中期財務報表附註（未經審核）

三　分部資料（續）

地區分部：

	香港 港幣千元	中華人民共和國（「中國」） 港幣千元	綜合 港幣千元
截至二零零五年十二月三十一日止六個月			
營業額	**2,607,430**	**125,274**	**2,732,704**
其他收入（不包括銀行存款利息收入）	**24,652**	**3,217**	**27,869**
對外收入	**2,632,082**	**128,491**	**2,760,573**
截至二零零四年十二月三十一日止六個月			
營業額	2,367,891	193,925	2,561,816
其他收入（不包括銀行存款利息收入）	18,272	1,718	19,990
對外收入	2,386,163	195,643	2,581,806

四　其他收入及其他（虧損）／收益淨額

	截至十二月三十一日止六個月 二零零五年 港幣千元	 二零零四年 重列 港幣千元
其他收入：		
利息收入	**75,583**	22,814
其他	**15,950**	11,035
	91,533	33,849
其他（虧損）／收益淨額：		
出售固定資產溢利	**328**	5,309
其他	**(9,547)**	548
	(9,219)	5,857

簡明中期財務報表附註（未經審核）

五 非營運收入

	截至十二月三十一日止六個月	
	二零零五年 港幣千元	二零零四年 港幣千元
收購附屬公司可分權益之淨資產超過投資成本（註(1)）	**812,524**	—
正商譽減值虧損（註(2)）	**(161,846)**	—
其他投資未實現淨利潤	—	24,056
商譽攤銷	—	(24,344)
其他	**2,485**	326
	653,163	38

註：(1) 此金額乃來自於二零零五年八月十五日私有化恒基中國集團有限公司所產生。

(2) 於二零零五年十二月八日，本集團之附屬公司恒基兆業發展有限公司（「恒基發展」）及聯營公司香港中華煤氣有限公司聯合通過將非全資擁有之附屬公司恒基數碼科技有限公司（「恒基數碼」）私有化，於這次私有化，恒基發展之收購成本超逾所佔恒基數碼之資產淨值所產生之正商譽約為港幣162,000,000元。董事參照恒基數碼之預測現金流量，認為該私有化所產生之商譽需要減值，並於二零零五年十二月三十一日已作全數減值虧損。

六 除稅前溢利

本期間綜合除稅前溢利，已扣除／（計入）下列各項：

（甲）融資成本：

	截至十二月三十一日止六個月	
	二零零五年 港幣千元	二零零四年 港幣千元
借款利息	**378,811**	87,625
其他借貸成本	**18,359**	42,220
	397,170	129,845
減：資本化之數額*		
一借貸利息	**(177,122)**	(58,456)
一其他借貸成本	—	(37,222)
	220,048	34,167

* 借貸成本乃根據年利率4.16%至4.40%（二零零四年：1.28%至1.68%）之息率資本化。

簡明中期財務報表附註（未經審核）

六 除稅前溢利(續)

(乙) 除已於附註三至六(甲)中披露外之其他項目：

	截至十二月三十一日止六個月	
	二零零五年	二零零四年 重列
	港幣千元	港幣千元
攤銷及折舊	**66,173**	66,517
減：資本化之數額	**(45)**	(13)
	66,128	66,504
員工成本	**439,011**	407,955
減：資本化之數額	**—**	(16,164)
	439,011	391,791
租賃土地補價之攤銷	**2,048**	2,048
出售成本		
一待出售之建成物業	**250,376**	380,289
一存貨	**79,543**	68,412
壞賬撇數	**22**	10,750
自用之發展中物業減值虧損轉回(附註十(乙))	**(22,324)**	—
待出售之建成物業撥備	**5,064**	—
待出售之建成物業撥備回撥	**(14,227)**	—
應佔聯營公司稅項	**142,922**	167,249
應佔共同控制公司稅項	**465,119**	9,926
股息收入	**(3,090)**	(6,839)

簡明中期財務報表附註（未經審核）

七 所得稅

綜合損益計算表內列報之所得稅代表：

	截至十二月三十一日止六個月	
	二零零五年	二零零四年 重列
	港幣千元	港幣千元
本期稅項		
一香港利得稅準備	**55,910**	114,391
一香港以外稅項準備	**9,460**	19,379
遞延稅項		
一源自及撥回暫時性差異	**815,731**	84,804
	881,101	218,574

本期間香港利得稅準備乃按估計應課稅溢利之17.5%（二零零四年：17.5%）計算。

香港以外稅項準備乃按期內在有關境外稅務司法管轄區賺取之估計應課稅溢利之期內適用稅率計算。

八 股息

（甲）本期內股息：

	截至十二月三十一日止六個月	
	二零零五年	二零零四年
	港幣千元	港幣千元
中期結算後宣派之中期股息 每股港幣四角（二零零四年：每股港幣四角）	**725,832**	725,832

中期結算後宣派的中期股息尚未在中期結算日確認為負債。

（乙）屬於上一財政年度，並於本期內核准及支付的末期股息：

	截至十二月三十一日止六個月	
	二零零五年	二零零四年
	港幣千元	港幣千元
屬於二零零五年六月三十日止年度，並於本期內核准及支付的末期股息每股港幣六角（二零零四年：每股港幣五角五仙）	**1,088,748**	998,019

簡明中期財務報表附註（未經審核）

九 每股盈利

每股盈利乃按股東應佔溢利港幣7,649,490,000元（二零零四年（重列）：港幣1,788,644,000元），並按期內已發行普通股1,814,580,000股（二零零四年：1,814,580,000股）計算。由於本集團之有擔保可換股票據於計算截至二零零四年及二零零五年十二月三十一日止期間每股攤薄盈利有反攤薄影響，故不呈列本期之每股攤薄盈利。

十 固定資產

（甲）添置

截至二零零五年十二月三十一日止六個月內，本集團以港幣1,344,305,000元購入一項位於中國境內物業，其中港幣1,177,406,000元由以前年度已付之訂金抵銷，餘額以現金支付。

（乙）減值虧損轉回

截至二零零五年十二月三十一日止六個月內，本集團按酒店發展項目的可收回金額而回撥過往年度物業減值準備，回撥金額為港幣22,324,000元，並於本期損益計算表內確認為收益。

（丙）估值

本集團之投資物業已於二零零五年十二月三十一日由獨立專業測量師行 - 戴德梁行進行重估，重估乃以個別物業之公開市值為準則，並參照市場類似交易個案；及在適當情況下，以扣除支銷後之收入淨額化作資本作為估值根據，並已考慮租約期滿時收入增加可能性，而對物業作出重估。

（丁）資產抵押

本集團已將收費公路經營權金額為港幣544,250,000元（二零零五年六月三十日：港幣561,595,000元）抵押予財務機構以取得部份銀行借款。

十一 應收分期款

（甲）此乃自結算日起十二個月後應收樓價之分期款，結算日後十二個月內之應收分期款，已列入流動資產內。

（乙）自結算日起十二個月內應收分期款（扣除減值虧損）之賬齡分析如下：

	於二零零五年十二月三十一日 港幣千元	於二零零五年六月三十日 港幣千元
逾期一個月內	**293,224**	476,590
逾期一個月至三個月	**2,208**	2,400
逾期三個月至六個月	**1,528**	1,784
逾期超過六個月	**17,849**	16,488
	314,809	497,262

簡明中期財務報表附註（未經審核）

十二 待出售之建成物業

待出售之建成物業之賬面值，其中以按可變現淨值列賬為港幣1,508,808,000元（二零零五年六月三十日：港幣1,551,752,000元）。

十三 應收賬項、預付費用及按金

本集團設有特定之信貸政策。買家是按照買賣合約的條文而繳交售出物業的作價。出租物業的每月租金是由租戶預先繳納。而樓宇貸款及其他貿易應收賬是按個別合約繳款條文而繳付其賬項。應收貿易賬款之賬齡分析乃按時編製及審慎控制有關之信貸風險至最低水平。

應收貿易賬款（扣除減值虧損）之賬齡分析如下：

	於二零零五年十二月三十一日 港幣千元	於二零零五年六月三十日 港幣千元
逾期一個月內	**88,703**	206,696
逾期一個月至三個月	**79,361**	31,502
逾期三個月至六個月	**60,441**	14,069
逾期超過六個月	**191,699**	142,383
	420,204	394,650
預付費用、按金及其他應收賬項	**886,218**	941,787
應收聯營公司	**33,274**	203,505
應收共同控制公司	**447,172**	27,097
	1,786,868	1,567,039

簡明中期財務報表附註（未經審核）

十四 現金及現金等價物

	於二零零五年十二月三十一日 港幣千元	於二零零五年六月三十日 港幣千元
銀行及其他金融機構定期存款	**3,708,621**	4,023,276
銀行存款及現金	**1,794,433**	312,182
資產負債表之現金及現金等價物	**5,503,054**	4,335,458
銀行透支	**(179,136)**	(104,285)
綜合現金流量表之現金及現金等價物	**5,323,918**	4,231,173

十五 應付賬項及應付費用

應付貿易賬款之到期日分析如下：

	於二零零五年十二月三十一日 港幣千元	於二零零五年六月三十日 港幣千元
一個月內及按要求還款	**401,172**	353,405
一個月後但三個月內到期	**237,889**	121,949
三個月後但六個月內到期	**263,021**	40,607
六個月後到期	**523,222**	591,243
	1,425,304	1,107,204
其他應付賬項及應付費用	**981,712**	620,230
應付聯營公司	**27,937**	55,151
應付共同控制公司	**31,687**	23,206
	2,466,640	1,805,791

簡明中期財務報表附註（未經審核）

十六 股本

	股數		票面值	
	於二零零五年十二月三十一日 千計	於二零零五年六月三十日 千計	於二零零五年十二月三十一日 港幣千元	於二零零五年六月三十日 港幣千元
法定股本 普通股每股 港幣2.00元	**2,600,000**	2,600,000	**5,200,000**	5,200,000
發行及繳足股本 普通股每股 港幣2.00元	**1,814,580**	1,814,580	**3,629,160**	3,629,160

十七 承擔項目

於二零零五年十二月三十一日，本集團於本簡明中期財務報表內未計提之承擔項目如下：

	於二零零五年十二月三十一日 港幣千元	於二零零五年六月三十日 港幣千元
(1) 就物業收購，未來發展及有關內部裝置費用並已簽約之承擔	**722,964**	638,106
(2) 就合約責任提供資金予位於香港以外成立之附屬公司及聯營公司之承擔	**1,235,268**	1,691,279
(3) 已由董事批准但尚未簽約之未來發展及有關內部裝置費用	**5,103,080**	4,859,480
	7,061,312	7,188,865

簡明中期財務報表附註（未經審核）

十七 承擔項目（續）

根據結算日之資料，董事估計本集團於上述承擔項目支付日期如下：

	於二零零五年十二月三十一日 港幣千元	於二零零五年六月三十日 港幣千元
一年內	**2,411,873**	2,341,168
一年後及兩年內	**2,711,371**	2,664,587
兩年以後	**1,938,068**	2,183,110
	7,061,312	7,188,865

十八 重要租賃安排

於二零零五年十二月三十一日，本集團根據不可解除的經營租賃在日後應付的最低款額總數如下：

(1) 物業

	於二零零五年十二月三十一日 港幣千元	於二零零五年六月三十日 港幣千元
一年內	**37,557**	37,642
一年後及五年內	**74,903**	74,996
五年後	**6,190**	13,703
	118,650	126,341

(2) 電訊網絡設備

	於二零零五年十二月三十一日 港幣千元	於二零零五年六月三十日 港幣千元
一年內	**852**	694
一年後及五年內	**—**	48
	852	742

簡明中期財務報表附註（未經審核）

十九 或然負債

於二零零五年十二月三十一日，本集團之或然負債如下：

	於二零零五年十二月三十一日 港幣千元	於二零零五年六月三十日 港幣千元
（甲）本公司及附屬公司為樓宇買家向財務公司發出之擔保	**138,732**	162,189
（乙）本公司為聯營公司及共同控制公司已使用之銀行額度向銀行發出之擔保	**1,911,954**	2,241,017
	2,050,686	2,403,206

（丙）於二零零五年十二月三十一日，本集團就有關擔保附屬公司就應有及合適工作表現之責任而發出履約擔保書之或然負債為港幣53,390,000元（二零零五年六月三十日：港幣73,090,000元）。

二十 關連人士的重大交易

（甲）同母系附屬公司交易

本集團與其同母系附屬公司之重大交易如下：

	截至十二月三十一日止六個月 二零零五年 港幣千元	二零零四年 港幣千元
其他利息支出（註2）	**21,638**	4,711

（乙）與聯營公司及共同控制公司交易

本集團與其聯營公司及共同控制公司之重大交易如下：

	截至十二月三十一日止六個月 二零零五年 港幣千元	二零零四年 港幣千元
其他利息收入（註2）	**31,853**	17,171
建築工程收入（註3）	**739,393**	267,736
專業費用收入（註1）	**8,763**	31,938
銷售佣金收入（註1）	**16,811**	125,709
租金支出（註1）	**16,455**	12,649

簡明中期財務報表附註（未經審核）

二十 關連人士的重大交易（續）

（丙）與關連公司交易

本集團與由本集團董事管理之基金之重大交易如下：

	截至十二月三十一日止六個月	
	二零零五年 港幣千元	二零零四年 港幣千元
大廈管理服務費用收入（註1）	**12,465**	1,876
租務佣金收入（註1）	**6,070**	4,087

此外，本集團於二零零四年三月三十日與一關連公司簽定租賃合約以租用集團旗下一投資物業單位，每月租金按承租租戶每月銷售額的8%計算。本期內及於二零零五年十二月三十一日與該關連公司之租金收入及應收租金總數分別為港幣474,000元及港幣1,109,000元。

註：

(1) 此等交易乃按一般商業條款及於正常業務範圍內進行。

(2) 利息收入及支出乃按當時有關貸款結餘額參考香港銀行同業拆息或優惠利率計算。

(3) 此等交易為代付成本加上若干百份比之服務費用。

（丁）與本公司董事所控制之公司之交易

本公司董事李家傑先生透過其所控制或擁有之公司在本公司或本集團之若干附屬公司及聯營公司擁有個別之權益，而本集團則透過這些附屬公司及聯營公司持有若干在中國發展項目之權益。李先生透過其所控制或擁有之公司根據其於這些附屬公司及聯營公司之股本權益百分比以墊款方式向這些公司提供融資。於二零零五年十二月三十一日李先生透過其所控制或擁有之公司，向這些附屬公司及聯營公司墊支款項總額分別為港幣734,927,000元（二零零五年六月三十日：港幣472,128,000元）及港幣537,055,000元（二零零五年六月三十日：港幣537,055,000元），全部均無抵押。截至二零零四年及二零零五年十二月三十一日止六個月內，這些附屬公司及聯營公司並無就上述安排向李先生所控制或擁有之公司支付利息。

廿一 比較數字

由於修訂會計決策，部份比較數字已經作出調整，有關詳情載於附註二。

此外，部份比較數字亦已重新分類，以符合本期之列報方式。

財務回顧

業績檢討

截至二零零五年十二月三十一日止之六個月內，集團的營業額約為港幣二十七億三千三百萬元，較去年同期增加百分之七。期內的公司股東應佔溢利約為港幣七十六億四千九百萬元，較去年同期重列的股東應佔盈利港幣十七億八千九百萬元（重列前為港幣十二億九千六百萬元）增加百分之三百二十八。本集團由年內開始採納香港會計準則第十六號「物業、廠房及設備」、香港會計準則第十七號「租賃」、香港會計準則第三十九號「財務工具：確認及計量」、及香港詮釋第二號「酒店物業的適用會計政策」，皆分別對集團中期業績產生影響，亦同時引致上述的去年盈利重列。在撇除採納香港會計準則第四十號「投資物業」及香港會計準則詮釋第二十一號「所得税-已重估不可折舊資產的收回」之影響後，集團之股東應佔溢利則為港幣二十三億五千八百萬元，較去年同期重列股東應佔盈利港幣十二億八千六百萬元增加百分之八十三。

集團之物業發展業務在上半年所錄得的營業額較去年同期減少百分之二十九，約為港幣四億零三百萬元，部份反映集團把部份物業單位於落成後才開售之營銷策略。此業務於期內錄得港幣一億一千七百萬元之溢利（二零零四年度同期：港幣一億一千九百萬元）。

連同附屬公司及共同控制公司所持有投資物業之應佔權益，集團於本上半年度之租金總收入為港幣十二億九千三百萬元，相對去年同期錄得之港幣十二億一千四百萬元增加百分之六點五，反映經濟情況持續改善。而在六個月期內來自附屬公司連同共同控制公司的出租物業之應佔權益之營運溢利約為港幣七億六千六百萬元，較去年同期之港幣七億三千五百萬元增加百分之四。

因採納香港會計準則第四十號，集團附屬公司錄得港幣五十億一千九百萬元之投資物業之公允價值增加（二零零四年度同期重列：港幣五億九千三百萬元）。

主要包括集團為旗下的物業買家提供樓宇按揭貸款的財務業務，於期內之經營溢利約為港幣七千萬元（二零零四年度同期：港幣四千二百萬元）。

集團的建築業務主要承做集團旗下發展項目之建造工程，於年內錄得約為港幣一千五百萬元之盈利貢獻，較去年同期減少百分之七十二。

集團主要透過旗下一間附屬公司「中國投資集團有限公司」，於國內經營基建項目所產生的業績約為港幣五千二百萬元，相對去年同期錄得之港幣一億零七百萬元，主要由於杭州之收費橋樑因維修中令車流減少所致。

集團之酒店業務在上半年度提供約為港幣二千四百萬元之盈利貢獻，較去年同期重列之盈利增加百分之十三。受惠於本港消費意欲及旅客的增長，集團之百貨業務亦錄得理想之經營溢利增幅。

集團其他業務於期內總共錄得共約為港幣六千二百萬元的虧損，相對上年度同期錄得之港幣五千八百萬元盈利。

集團應佔聯營公司在本期內之除税後溢利減虧損約為港幣十一億零一百萬元，較上年同期增加百分之四十二，其中港幣三億一千三百萬元為因聯營公司採納香港會計準則第四十號而錄得之投資物業之公允價值增加(二零零四年度同期重列：港幣九千五百萬元)。當中集團應佔三間上市聯營公司之除税後盈利於期內為集團提供港幣十億一千萬元，相對去年同期重列所錄得的港幣六億七千萬元，其中港幣二億二千三百萬元為因三間上市聯營公司採納香港會計準則第四十號而錄得之投資物業之公允價值增加(二零零四年度同期重列：港幣一億一千九百萬元)。同期內，集團旗下主要參與物業發展及物業投資的共同控制公司錄得大幅增加至約港幣二十二億一千七百萬元的除税後溢利，相對於上年同期錄得之港幣八千一百萬元之除税後溢利。增幅部份來自出售部份嘉亨灣所產生的集團所佔盈利。此盈利亦包括港幣十八億一千萬元為因採納香港會計準則第四十號而錄得之以國際金融中心為主之投資物業之公允價值增加(二零零四年度同期重列：零)。

期內，集團因私有化恒基中國集團有限公司及恒基數碼科技有限公司而分別錄得約為港幣八億一千三百萬元之溢利及約為港幣一億六千二百萬元之減值虧損。

財務來源及資金流動性

截至二零零五年十二月三十一日，集團之股東權益約為港幣七百二十四億七千八百萬元，比對截至二零零五年六月三十日重列後之港幣六百五十六億九千二百萬元(重列前為港幣六百六十六億九千九百萬元)增加百分之十。本集團財政狀況穩健，資本雄厚及負債情況相對保持於低水平。截至半年結日，集團之銀行淨借貸加上未償還有擔保可換股票據之總額在扣除所持現金約港幣五十五億二千三百萬元後約為港幣一百二十二億三千一百萬元。除一間集團附屬公司之小部份銀行借貸外，本集團所有之銀行借貸均無抵押及大部份為有承諾額度。集團現有充裕之銀行承諾信貸額度及穩定之經常性收入基礎帶來持續現金流入，令集團具備充裕之財務資源應付日常業務運作及未來業務擴展之用。

除上述私有化恒基中國集團有限公司及恒基數碼科技有限公司外，集團並無於期內在核心業務以外進行大型收購或出售資產。

貸款到期組合

集團截至二零零五年十二月三十一日及二零零五年六月三十日之未償還銀行借貸(包括有擔保可換股票據)之償還期分別概述如下：

	二零零五年十二月三十一日 港幣千元	二零零五年六月三十日 (重列) 港幣千元
償還期：		
一年內	**4,393,283**	3,097,364
一年後及兩年內	**3,346,086**	4,920,139
兩年後及五年內	**5,362,467**	6,744,260
五年後	**4,497,510**	1,250,000
有擔保可換股票據	**154,472**	186,875
未償還銀行借貸及有擔保可換股票據總額	**17,753,818**	16,198,638
減：銀行存款及現金	**(5,523,259)**	(4,355,663)
未償還銀行借貸及有擔保可換股票據淨額	**12,230,559**	11,842,975

借貸比率

由於期內息率持續向上，集團採取之理財策略更為審慎。以集團銀行借貸及有擔保可換股票據淨額相對股東權益比例計算之借貸比率，由二零零五年六月三十日之百分之十八下降至本半年結日之百分之十七。在截至二零零五年十二月三十一日止六個月內，營業溢利為港幣七億四千六百萬元，在加上共港幣十八億零四百萬元集團應佔聯營公司及共同控制公司之經營溢利後，相對撥作資本性支出前的淨利息支出為港幣三億七千九百萬元(二零零四年度同期：港幣八千八百萬元)之比率為七倍(二零零四年度同期重列：二十二倍)。

利率風險及外滙風險

本集團之融資及庫務事務乃由中央管理層執管。集團之融資安排以港幣為主。本集團之銀行借貸主要由國際性銀行在香港提供，而貸款利息主要是按香港銀行同業拆息基準加若干議定之息差計算，故屬浮息性質。為了有效地控制集團將來之借貸成本，本集團將研究在適當時間就一部份銀行貸款簽訂港幣掉期合約，從而鎖定短至中期息率。

至於經營本集團中國業務之附屬公司於本財政年度之小部份借貸則以人民幣融資用於國內物業項目。同時，集團另一間附屬公司，中國投資集團有限公司，用於國內基建項目的銀行貸款亦有部份為人民幣。但整體而言，本集團之核心業務並無顯著之外匯風險。集團素來對金融衍生工具的運用抱嚴謹態度，並只用作管理貸款之利息及外匯風險，而集團在期內並無簽訂任何貨幣掉期合約。

資本性承擔

截至二零零五年十二月三十一日，集團之總資本性承擔額為港幣七十億六千一百萬元，相對截至二零零五年六月三十日所錄得港幣七十一億八千九百萬元。而截至本半年結日，集團就其在香港及國內未來發展等費用已由董事局批准但尚未簽約之承擔為港幣五十一億零三百萬元，相對截至二零零五年六月三十日所錄得港幣四十八億六千萬元。

或然負債

截至二零零五年十二月三十一日，集團之或然負債約為港幣二十一億零四百萬元，較截至二零零五年六月三十日所錄得的約為港幣二十四億七千六百萬元下降百分之十五。此等或然負債主要包含恒基兆業地產有限公司向商業銀行就聯營公司及共同控制公司之銀行貸款提供之擔保。

資本及資金運用

本集團將繼續適當地運用本公司之資本及集團之累積盈利來發展集團之業務。集團亦備有充裕之資金來源及銀行貸款額度，以供旗下各項業務運作及擴展之用。

僱員

本集團於二零零五年十二月三十一日有約6,600名全職聘用之僱員，與去年十二月三十一日之數目相若。僱員之薪酬福利，與市場及同業之水平相若。年終集團按員工之個別表現，發放酌情花紅。員工福利包括醫療保險、退休計劃、培訓計劃及教育資助等。

截至二零零五年十二月三十一日止六個月之僱員總成本為港幣四億三千九百萬元，而去年同期之僱員總成本為港幣四億零八百萬元。

其他資料

循環貸款協議載有關於控股股東須履行的條件

本公司已於二零零四年九月十七日公佈披露，本公司一間全資附屬公司及恒基兆業發展有限公司(「恒發」)之一間全資附屬公司，作為個別借款人，向一組銀行取得一項港幣一百億元五年及七年期各半之循環信貸額(「該貸款」)，而該貸款分別由本公司及恒發作出個別擔保。

就該貸款而言，若本公司不再持有及控制最少恒發已發行股本之51%，或若本公司或恒發不再由李兆基博士及／或其家族成員及／或彼等當中任何一方控制之公司，或李兆基博士及／或其家族成員及／或彼等當中任何一方之公司身為受益人之任何信託最終控制，則視為失責事件。若發生任何失責事件，則該貸款可能即時到期及須於收到通知時償還。

向聯屬公司提供財務資助

於二零零五年十二月三十一日，本公司已發行股份數目為1,814,580,000股。按緊接二零零五年十二月三十一日前五個營業日(即由二零零五年十二月二十二日至二零零五年十二月三十日止(包括首尾兩天))的平均收市價每股港幣36.77元為基準計算，本公司於二零零五年十二月三十一日之市值為港幣六百六十七億二千二百萬元(「市值」)。

於二零零五年十二月三十一日，本集團已向若干聯屬公司提供財務資助及為其提供擔保，總額為港幣一百四十五億八千九百四十三萬元，合共超逾市值之8%(為二零零六年三月一日修訂上市規則前適用之上限)。根據上市規則第13.22條，此等聯屬公司於二零零五年十二月三十一日之合併資產負債表及本集團於同日應佔此等聯屬公司之權益如下：

	合併 港幣百萬元	本集團 應佔權益 港幣百萬元
非流動資產	47,830	15,353
流動資產	13,314	5,669
流動負債	(7,062)	(2,801)
流動資產淨值	6,252	2,868
總資產減流動負債	54,082	18,221
非流動負債	(38,399)	(12,494)
資產淨額	15,683	5,727

中期業績之審閱

截至二零零五年十二月三十一日止六個月之未經審核中期業績已由本公司之核數師畢馬威會計師事務所審閱，而其審閱報告載列於第54頁。

購買、出售或贖回本公司之上市證券

本公司或任何本公司之附屬公司於期內並無購買、出售或贖回本公司之上市證券。

期後，本公司之全資附屬公司Henson International Finance Limited之尚存本金金額港幣188,700,000元之二零零六年到期1%可換股擔保票據，已於二零零六年二月九日到期日以本金金額之82%（乃有關條款所釐定）贖回，連同累計利息，所付款項合共港幣155,677,500元。

審核委員會

審核委員會於本年三月舉行會議，審閱內部監控系統及截至二零零五年十二月三十一日止之中期業績報告。

企業管治常規守則

截至二零零五年十二月三十一日止六個月內，本公司已遵守香港聯合交易所有限公司證券上市規則（「上市規則」）附錄14所載之企業管治常規守則（「企業管治常規守則」），除本公司並無根據企業管治常規守則第A.2.1條就本公司主席及行政總裁之角色作出區分外。本公司認為李兆基博士具有豐富之地產經驗，最宜繼續出任本公司主席及董事總經理之職位，此乃符合本公司之最佳利益。

董事進行證券交易之守則

本公司已採納上市規則標準守則為其本公司董事進行證券交易之守則（「該守則」）。本公司在提出具體徵詢之後，確認所有董事均已完全遵守該守則列示所要求的標準。

承董事局命
公司秘書
廖祥源　謹啟

香港，二零零六年三月二十二日

於本報告日期，本公司董事局成員包括：(1) 執行董事：李兆基（主席）、李家傑、林高演、李家誠、葉盈枝、歐肇基、何永勳、孫國林、李鏡禹、馮李煥琼、梁昇、劉壬泉、李寧及郭炳濠；(2) 非執行董事：羅德丞、胡寶星、梁希文、李王佩玲、李達民、簡福飴、梁雲生（羅德丞之替代董事）及胡家驃（胡寶星之替代董事）；以及(3) 獨立非執行董事：鄺志強、高秉強及胡經昌。

披露權益資料

董事於股份之權益

於二零零五年十二月三十一日，根據證券及期貨條例第352條須予設置之名冊所載，或根據上市公司董事進行證券交易的標準守則向本公司及香港聯合交易所有限公司作出之申報，公司各董事於本公司及聯繫公司(定義見證券及期貨條例第XV部)的股份、相關股份及債券中擁有的權益及淡倉如下：

普通股(除文義另有所指外)

好倉

公司名稱	董事姓名	附註	個人權益	家族權益	公司權益	其他權益	總數	百份比權益
恒基兆業地產有限公司	李兆基	1			1,122,938,300		1,122,938,300	61.88
	李家傑	1				1,122,938,300	1,122,938,300	61.88
	李家誠	1				1,122,938,300	1,122,938,300	61.88
	李　寧	1		1,122,938,300			1,122,938,300	61.88
	李達民	2	498,000				498,000	0.03
	羅德丞	3	11,000				11,000	0.00
	李王佩玲	4	30,000				30,000	0.00
	簡福飴	5		24,000			24,000	0.00
	李鏡禹	6	42,900		19,800		62,700	0.00
	馮李煥琼	7	1,000,000				1,000,000	0.06
	梁　昇	8	85,600				85,600	0.00
	何永勳	9	100				100	0.00
	胡家驃	10		2,000			2,000	0.00
恒基兆業發展有限公司	李兆基	11	34,779,936		2,075,859,007		2,110,638,943	74.92
	李家傑	11				2,075,859,007	2,075,859,007	73.68
	李家誠	11				2,075,859,007	2,075,859,007	73.68
	李　寧	11		2,075,859,007			2,075,859,007	73.68
	李達民	12	6,666				6,666	0.00
	羅德丞	13	404,375				404,375	0.01
	李鏡禹	14	1,001,739				1,001,739	0.04
	梁　昇	15	150,000				150,000	0.01
	何永勳	16	1,100				1,100	0.00

普通股(除文義另有所指外)(續)

好倉

公司名稱	董事姓名	附註	個人權益	家族權益	公司權益	其他權益	總數	百份比權益
香港中華煤氣有限公司	李兆基	17	3,226,174		2,157,017,776		2,160,243,950	39.21
	李家傑	17				2,157,017,776	2,157,017,776	39.16
	李家誠	17				2,157,017,776	2,157,017,776	39.16
	李 寧	17		2,157,017,776			2,157,017,776	39.16
香港小輪(集團)有限公司	李兆基	18	7,799,220		111,636,090		119,435,310	33.52
	李家傑	18				111,636,090	111,636,090	31.33
	李家誠	18				111,636,090	111,636,090	31.33
	李 寧	18		111,636,090			111,636,090	31.33
	林高演	19	150,000				150,000	0.04
	馮李煥琼	20	465,100				465,100	0.13
	梁希文	21	2,250				2,250	0.00
美麗華酒店企業有限公司	李兆基	22			255,188,250		255,188,250	44.21
	李家傑	22				255,188,250	255,188,250	44.21
	李家誠	22				255,188,250	255,188,250	44.21
	李 寧	22		255,188,250			255,188,250	44.21
	簡福飴	23		20,000			20,000	0.00
	胡寶星	24	2,705,000		2,455,000		5,160,000	0.89

普通股(除文義另有所指外)(續)

好倉

公司名稱	董事姓名	附註	個人權益	家族權益	公司權益	其他權益	總數	百份比權益
恒基兆業有限公司	李兆基	25			8,190 (普通股A股)		8,190 (普通股A股)	100.00
	李兆基	26			3,510 (無投票權B股)		3,510 (無投票權B股)	100.00
	李兆基	27	35,000,000 (無投票權遞延股份)		15,000,000 (無投票權遞延股份)		50,000,000 (無投票權遞延股份)	100.00
	李家傑	25				8,190 (普通股A股)	8,190 (普通股A股)	100.00
	李家傑	26				3,510 (無投票權B股)	3,510 (無投票權B股)	100.00
	李家傑	27				15,000,000 (無投票權遞延股份)	15,000,000 (無投票權遞延股份)	30.00
	李家誠	25				8,190 (普通股A股)	8,190 (普通股A股)	100.00
	李家誠	26				3,510 (無投票權B股)	3,510 (無投票權B股)	100.00
	李家誠	27				15,000,000 (無投票權遞延股份)	15,000,000 (無投票權遞延股份)	30.00
	李 寧	25		8,190 (普通股A股)			8,190 (普通股A股)	100.00
	李 寧	26		3,510 (無投票權B股)			3,510 (無投票權B股)	100.00
	李 寧	27		15,000,000 (無投票權遞延股份)			15,000,000 (無投票權遞延股份)	30.00

普通股（除文義另有所指外）（續）

好倉

公司名稱	董事姓名	附註	個人權益	家族權益	公司權益	其他權益	總數	百份比權益
Best Homes Limited	李兆基	28			26,000		26,000	100.00
	李家傑	28				26,000	26,000	100.00
	李家誠	28				26,000	26,000	100.00
	李　寧	28		26,000			26,000	100.00
中國投資集團有限公司	胡家驃	29			16,000		16,000	5.33
精威置業有限公司	梁希文	30			5,000		5,000	4.49
	胡寶星	31			3,250		3,250	2.92
威永投資有限公司	李家傑	32			5,000	5,000	10,000	100.00
端輝投資有限公司	馮李煥琼	33	2,000				2,000	20.00
盈基發展有限公司	馮李煥琼	34	50				50	5.00
興輝置業有限公司	李家傑	35			4,000	6,000	10,000	100.00
喜田地產有限公司	李兆基	36			100		100	100.00
	李家傑	36				100	100	100.00
	李家誠	36				100	100	100.00
	李　寧	36		100			100	100.00

普通股(除文義另有所指外)(續)

好倉

公司名稱	董事姓名	附註	個人權益	家族權益	公司權益	其他權益	總數	百份比權益
美福發展有限公司	李家傑	37			3,050*	3,050*	3,050	33.33
寶麟發展有限公司	李家傑	38			5	5	10	100.00
Pettystar Investment Limited	李兆基	39			3,240		3,240	80.00
	李家傑	39				3,240	3,240	80.00
	李家誠	39				3,240	3,240	80.00
	李　寧	39		3,240			3,240	80.00
Quickcentre Properties Limited	李家傑	40			1	1	2	100.00
兆誠國際有限公司	李家傑	41			25	75	100	100.00

*　敍述同一股份

除上述披露外，本公司之董事或行政總裁或其聯繫人並無於本公司或其聯繫公司(定義見證券及期貨條例)的股份、相關股份及債券中擁有權益或淡倉。

購買股份或債券之安排

本公司或本公司之任何控股公司、附屬公司或同系附屬公司於期內並無參與任何其他安排，使本公司董事可藉收購本公司或任何其他公司組織之股份或債券而得益。

主要股東及其他人士權益

於二零零五年十二月三十一日，根據證券及期貨條例第336條須予設置之名冊所載，除本公司董事外之其他人士於本公司股份及相關股份擁有的權益或淡倉如下：

好倉

	權益總數	百份比權益
主要股東：		
Rimmer (Cayman) Limited（附註1）	1,122,938,300	61.88
Riddick (Cayman) Limited（附註1）	1,122,938,300	61.88
Hopkins (Cayman) Limited（附註1）	1,122,938,300	61.88
恒基兆業有限公司（附註1）	1,122,745,800	61.87
Yamina Investment Limited（附註1）	538,437,300	29.67
Believegood Limited（附註1）	222,045,300	12.24
South Base Limited（附註1）	222,045,300	12.24
主要股東以外之人士：		
Cameron Enterprise Inc.（附註1）	145,090,000	8.00

附註：

1 該等股份中，(i) 570,743,800股由恒基兆業有限公司（「恒兆」）擁有；(ii) 7,962,100股由恒兆之全資附屬先樂置業有限公司擁有；(iii) 145,090,000股由Cameron Enterprise Inc. 擁有；222,045,300股由South Base Limited全資擁有之Believegood Limited 擁有；61,302,000股由Jayasia Investments Limited 全資擁有之Prosglass Investment Limited 擁有；55,000,000股由Mei Yu Ltd. 全資擁有之Fancy Eye Limited 擁有；55,000,000股由World Crest Ltd. 全資擁有之Spreadral Limited擁有；Cameron Enterprise Inc.、South Base Limited、Jayasia Investments Limited、Mei Yu Ltd. 及World Crest Ltd. 為Yamina Investment Limited 之全資附屬公司，而Yamina Investment Limited 為恒兆全資擁有；(iv) 5,602,600股由香港中華煤氣有限公司（「煤氣」）之全資附屬Superfun Enterprises Limited擁有，恒基兆業發展有限公司（「恒發」）持有煤氣37.62%，恒基兆業地產有限公司（「恒地」）持有恒發73.48%，而恒兆則持有恒地61.87%；及(v) 192,500股由富生有限公司（「富生」）擁有。Hopkins (Cayman) Limited（「Hopkins」）作為一單位信託（「單位信託」）之受託人，擁有恒兆及富生之全部已發行普通股股份。Rimmer (Cayman) Limited（「Rimmer」）及Riddick (Cayman) Limited（「Riddick」）分別作為全權信託之受託人，持有單位信託之單位。李兆基博士擁有Hopkins、Rimmer及Riddick之全部已發行股份，根據證券及期貨條例，被視為擁有該等股份的權益。李家傑先生及李家誠先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有該等股份的權益。李寧先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有該等股份的權益。

2 該等股份由李達民先生實益擁有。

3 該等股份由羅德丞先生實益擁有。

4 該等股份由李王佩玲女士實益擁有。

5 該等股份由簡福飴先生之妻子擁有。

6 該等股份中，李鏡禹先生實益擁有42,900股，而其餘之19,800股由李鏡禹先生及其妻子各擁有50% 之銀禧建業有限公司擁有。

7 該等股份由馮李煥琼女士實益擁有。

8 該等股份由梁昇先生實益擁有。

9 該等股份由何永勳先生實益擁有。

10 該等股份由胡家驃先生之妻子擁有。

11 該等股份中，李兆基博士實益擁有34,779,936股，而其餘之2,075,859,007股股份中，(i) 恒地全資擁有之Kingslee S.A.之全資附屬賓勝置業有限公司、敏勝置業有限公司、踞威置業有限公司、Gainwise Investment Limited及登銘置業有限公司分別擁有802,854,200股、602,168,418股、363,328,900股、217,250,000股及84,642,341股；及 (ii) 5,615,148股由富生擁有。根據證券及期貨條例，李兆基博士被視為擁有恒地及富生（列載於附註1）及恒發的股份權益。李家傑先生及李家誠先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有該等股份的權益。李寧先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有該等股份的權益。

12 該等股份由李達民先生實益擁有。

13 該等股份由羅德丞先生實益擁有。

14 該等股份由李鏡禹先生實益擁有。

15 該等股份由梁昇先生實益擁有。

16 該等股份由何永勳先生實益擁有。

17 該等股份中，李兆基博士實益擁有3,226,174股，而其餘之2,157,017,776股股份中，(i) 恒發全資擁有之Timpani Investments Limited之全資附屬迪斯利置業有限公司及Medley Investment Limited分別擁有1,159,024,597股及484,225,002股；(ii) 429,321,946股由恒發之全資附屬Macrostar Investment Limited擁有；(iii) 3,966,472股由恒兆全資擁有之Yamina Investment Limited之全資附屬Boldwin Enterprises Limited擁有；及 (iv) 80,479,759股由富生擁有。根據證券及期貨條例，李兆基博士被視為擁有恒發、恒兆及富生（列載於附註1及11）及煤氣的股份權益。李家傑先生及李家誠先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有該等股份的權益。李寧先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有該等股份的權益。

18 該等股份中，李兆基博士實益擁有7,799,220股，而其餘之111,636,090股股份中，(i) 恒發全資擁有之Pataca Enterprises Limited之全資附屬Graf Investment Limited、Mount Sherpa Limited及Paillard Investment Limited各擁有23,400,000股；及 (ii) 41,436,090股由恒發全資擁有之Max-mercan Investment Limited 之全資附屬Wiselin Investment Limited擁有。根據證券及期貨條例，李兆基博士被視為擁有恒發（列載於附註11）及香港小輪（集團）有限公司的股份權益。李家傑先生及李家誠先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有該等股份的權益。李寧先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有該等股份的權益。

19 該等股份由林高演先生實益擁有。

20 該等股份由馮李煥琼女士實益擁有。

21 該等股份由梁希文先生實益擁有。

22 該等股份中，恒發全資擁有之Aynbury Investments Limited之全資附屬Higgins Holdings Limited、Multiglade Holdings Limited及Threadwell Limited分別擁有100,612,750股、79,121,500股及75,454,000股。根據證券及期貨條例，李兆基博士被視為擁有恒發(列載於附註11)及美麗華酒店企業有限公司的股份權益。李家傑先生及李家誠先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有該等股份的權益。李寧先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有該等股份的權益。

23 該等股份由簡福飴先生之妻子擁有。

24 該等股份中，胡寶星爵士實益擁有2,705,000股，而其餘之2,455,000股由其擁有50% 之芳芬有限公司擁有。

25 Hopkins作為單位信託之受託人持有該等股份。

26 Hopkins作為單位信託之受託人持有該等股份。

27 該等股份中，李兆基博士實益擁有35,000,000股，而其餘之15,000,000股由富生擁有。

28 該等股份中，(i) 10,400股由恒地擁有；(ii) 2,600股由恒兆擁有；及 (iii) 13,000股由Manifest Investments Limited擁有，Wealth Sand Limited持有Manifest Investments Limited 50%，而Firban Limited持有Wealth Sand Limited 70%。Jetwin International Limited之全資附屬Perfect Bright Properties Inc. 及Furnline Limited各擁有Firban Limited 50%。Triton (Cayman) Limited作為一單位信託之受託人，擁有Jetwin International Limited之全部已發行股份。Triumph (Cayman) Limited及Victory (Cayman) Limited分別為全權信託之受託人，持有該單位信託之單位。李兆基博士擁有Triton (Cayman) Limited、Triumph (Cayman) Limited及Victory (Cayman) Limited之全部已發行股份，根據證券及期貨條例，被視為擁有該等股份。李家傑先生及李家誠先生為於該單位信託持有單位之全權信託的可能受益人，根據證券及期貨條例，被視為擁有該等股份的權益。李寧先生為於該單位信託持有單位之全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有該等股份的權益。

29 該等股份由胡家驃先生擁有60%之Pearl Assets Limited擁有。

30 該等股份由梁希文先生全資擁有之Gilbert Investment Inc. 擁有。

31 該等股份由胡寶星爵士及其妻子各擁有50% 之 Fong Fun Investment Inc. 之全資附屬Coningham Investment Inc. 擁有。

32 該等股份中，(i) 5,000股由李家傑先生全資擁有之Applecross Limited擁有；及 (ii) 5,000股由恒地間接全資擁有公司恒基中國集團有限公司(「恒中」)全資擁有之Andcoe Limited之全資附屬恒基(中國)投資有限公司擁有。

33 該等股份由馮李煥琼女士實益擁有。

34 該等股份由馮李煥琼女士實益擁有。

35 該等股份中，(i) 4,000股由李家傑先生全資擁有之Applecross Limited擁有；及 (ii) 6,000股由恒中全資擁有之Andcoe Limited之全資附屬恒基(中國)投資有限公司擁有。

36 該等股份中，(i) 80股由恒地之全資附屬達榮發展有限公司擁有；(ii) 10股由恒兆之全資附屬恒基財務有限公司擁有；及 (iii) Jetwin International Limited之全資附屬Perfect Bright Properties Inc.及Furnline Limited各擁有 5 股。

37 該等股份由Quickcentre Properties Limited擁有，而李家傑先生全資擁有之Applecross Limited與恒中全資擁有之Andcoe Limited之全資附屬恒基(中國)投資有限公司各擁有Quickcentre Properties Limited 50%。

38 該等股份中，(i) 5股由李家傑先生全資擁有之恒建發展有限公司擁有；及 (ii) 5股由恒中全資擁有之Andcoe Limited之全資附屬恒基(中國)投資有限公司擁有。

39 該等股份中，(i) 3,038股由恒地擁有；及 (ii) 202股由Jetwin International Limited全資擁有之Perfect Bright Properties Inc.及Furnline Limited各持50% 之福佳投資有限公司擁有。

40 該等股份中，(i) 1股由李家傑先生全資擁有之Applecross Limited擁有；及 (ii) 1股由恒中全資擁有之Andcoe Limited之全資附屬恒基(中國)投資有限公司擁有。

41 該等股份中，(i) 25股由李家傑先生全資擁有之崇基國際有限公司擁有；及 (ii) 75股由恒中全資擁有之Andcoe Limited之全資附屬恒基(中國)投資有限公司擁有。



致恒基兆業地產有限公司董事局獨立審閱報告

引言

我們已按照貴公司的指示，審閱貴公司刊載於第12頁至第38頁的簡明中期財務報表。

董事及核數師各自的責任

根據《香港聯合交易所有限公司證券上市規則》(「上市規則」)，上市公司必須以符合上市規則中相關的規定及香港會計師公會頒布的《香港會計準則》第34號一「中期財務報告」的規定編製簡明中期財務報表。簡明中期財務報表由董事負責，並由董事核准通過。

我們的責任是根據我們審閱工作的結果，對簡明中期財務報表提出獨立結論，並按照我們雙方所協定的應聘條款，只向作為法人團體的董事局報告。除此以外，我們的報告書不可用作其他用途。我們概不就本報告書的內容，對任何其他人士負責或承擔法律責任。

審閱工作

我們是按照香港會計師公會頒布的《核數準則》第700號－「中期財務報告的審閱」進行審閱。審閱工作主要包括向集團管理層作出查詢及分析簡明中期財務報表，評估中期財務報表中會計決策是否貫徹運用，賬項編列是否一致；賬項中另有説明的特別情況則除外。審閱不包括控制測試及資產、負債和交易驗證等審核程序。由於審閱的範圍遠較審核小，所給予的保證程度也較審核低，因此，我們不會對簡明中期財務報表發表審核意見。

審閱結論

根據這項不構成審核的審閱工作，我們並沒有察覺截至二零零五年十二月三十一日止六個月的簡明中期財務報表需要作出任何重大的修訂。

畢馬威會計師事務所
執業會計師

香港，二零零六年三月二十二日





恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT COMPANY LIMITED